As filed with the Securities and Exchange Commission on August 1, 2005

Registration Number 333-____________

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

XENOMICS, INC.
(Name of Small Business Issuer in its Charter)

Florida	8731	04-3721895
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer) Identification No.

420 Lexington Avenue, Suite 1701
New York, New York 10170
(212) 729-9216
(Address and telephone number of principal executive offices)

V. Randy White, Ph.D.
Chief Executive Officer
Xenomics, Inc.
420 Lexington Avenue, Suite 1701
New York, New York 10170
(212) 297-0808
(Name, address and telephone number of agent for service)

Copies to:
Jeffrey J. Fessler, Esq.
Sichenzia Ross Friedman Ference LLP
1065 Avenue of the Americas, 21st Floor
New York, New York 10018
(212) 930-9700

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ ______

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐ ________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Share (1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, $.0001 par value per share	5,436,597	$2.46	$13,374,028.62	$1,574.12
Common Stock, $.0001 par value per share	103,200 (2)	$2.46	$253,872.00	$29.88
Common Stock, $.0001 par value per share, issuable upon conversion of Series A Convertible Preferred Stock	1,288,837 (3)	$2.46	$3,170,539.02	$373.17
Common Stock, $.0001 par value per, issuable upon exercise of common stock purchase warrants	2,133,178 (4)	$2.46	$5,247,617.88	$617.64
Total	8,961,812		$22,046,057.52	$2,594.81

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended. The average of the high and low price per share of the Registrant's Common Stock on the Over the Counter Bulletin Board as of July 26, 2005 was $2.46 per share.

(2) Represents shares of Common Stock that may be issued as dividends pursuant to the terms of the Series A Convertible Preferred Stock, assuming that the effective issuance rate for such shares is $2.15 per share.

(3) Represents shares of Common Stock that may be issued upon conversion of shares of Series A Convertible Preferred Stock, assuming an effective conversion rate of $2.15 per share. Pursuant to Rule 416 there are being registered such additional number of shares of common stock as may become issuable pursuant to the anti-dilution provisions of the shares of Series A Convertible Preferred Stock.

(4) Pursuant to Rule 416 there are being registered such additional number of shares of Common Stock as may become issuable pursuant to the anti-dilution provisions of the warrants.

The registrant hereby amends this registration statement on such date or date(s) as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the commission acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

Subject to Completion, Dated August 1, 2005

XENOMICS, INC.

8,961,812 Shares of Common Stock

We are registering 8,961,812 shares of our common stock, par value $0.0001 per share, for resale by the selling stockholders identified in this prospectus. On July 13, 2005, we completed a private placement of our securities, including 277,100 shares of our Series A Convertible Preferred Stock and warrants to purchase 386,651 shares of our common stock. 1,288,837 of the shares of common stock covered by this prospectus are issuable from time to time upon conversion of the 277,100 shares of Series A Convertible Preferred Stock at a conversion rate of $2.15 per share of common stock. 103,200 of the shares of common stock covered by this prospectus are issuable as in kind dividends with respect to the 277,100 shares of Series A Convertible Preferred Stock. 386,651 of the shares of common stock covered by this prospectus are issuable from time to time upon exercise of the warrants to purchase shares of common stock at $3.25 per share, which are exercisable until July 13, 2010.

Of the remaining 7,183,124 shares of common stock covered by this prospectus, 2,450,495 shares of common stock were issued in a private placement we completed in July 2004 and 2,986,102 shares of common stock were issued in a private placement we completed in two closings, January 2005 and April 2005. The investors in the January 2005 and April 2005 private placement were also issued an aggregate 746,527 warrants to purchase shares of common stock at $2.95 per share, with 367,681 warrants exercisable until January 28, 2010 and 378,846 warrants exercisable until April 7, 2010. The remaining 1,000,000 warrants were issued pursuant to an investor relations agreement with Trilogy Capital Partners, Inc. and its designees to purchase shares of common stock at $2.95 per share and exercisable until January 10, 2008.

We will not receive any proceeds from the sale of shares of our common stock by the selling shareholders. We will bear all expenses in connection with the registration of the shares, other than underwriting discounts and selling commissions.

Our common stock currently trades on the Over the Counter Bulletin Board ("OTC Bulletin Board") under the symbol "XNOM.OB."

On July 29, 2005, the last reported sale price for our common stock on the OTC Bulletin Board was $2.50 per share.

The securities offered in this prospectus involve a high degree of risk. See "Risk Factors" beginning on page 6 of this prospectus to read about factors you should consider before buying shares of our common stock.

The selling stockholders are offering these shares of common stock . We do not know when, how or if the selling stockholders intend to sell the shares covered by this prospectus or what the price, terms or conditions of any sales will be. The selling stockholders may sell all or a portion of these shares from time to time in market transactions through any market on which our common stock is then traded, in negotiated transactions or otherwise, and at prices and on terms that will be determined by the then prevailing market price or at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. For additional information on the methods of sale, you should refer to the section entitled "Plan of Distribution."

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is ________________, 2005

You may only rely on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with different information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the common stock offered by this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any common stock in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made in connection with this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained by reference to this prospectus is correct as of any time after its date.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including, the section entitled "Risk Factors" before deciding to invest in our common stock. Xenomics, Inc. is referred to throughout this prospectus as "Xenomics," "we" or "us."

General

We are a development stage molecular diagnostic company that focuses on the development of DNA-based tests using trans-renal DNA or Tr-DNA. Tr-DNA’s are fragments of DNA derived from dying cells inside the body compartment. The intact DNA is fragmented in these dying cells, appears in the blood stream and these fragments have been shown to cross the kidney barrier and can be detected in urine. Our patented technology uses safe and simple urine collection and can be applied to a broad range of testing including: prenatal genetic testing, tumor detection and monitoring, tissue transplantation, infectious disease, forensic identification, drug development and bio-terrorism. In March 2004, we organized a joint venture with the Spallanzani National Institute for Infectious Diseases (Instituto Nazionale per le Malattie Infettive) in Rome, Italy, in the form of a new R&D company called SpaXen Italia, S.R.L, or SpaXen, which will conduct research and development on non-invasive diagnostic tests for infectious disease using Tr-DNA methodology.

We were incorporated in the State of Florida on April 26, 2002. On July 2, 2004, we acquired Xenomics, an unaffiliated California corporation (“Xenomics Sub”) by issuing 2,258,001 shares of our common stock to Xenomics Sub’s five shareholders in exchange for all outstanding shares of Xenomics Sub stock.

Our principal executive office is located at 420 Lexington Avenue, Suite 1701, New York, New York 10170 and our telephone number is (212) 297-0808.

Recent Developments

On July 13, 2005, we closed a private placement of 277,100 shares of Series A Convertible Preferred Stock and 386,651 warrants to certain investors for aggregate gross proceeds of $2,771,000. The shares of Series A Convertible Preferred Stock are convertible at any time by the holder into shares of common stock at $2.15 per share. The warrants are immediately exercisable at $3.25 per share and are exercisable at any time within five years from the date of issuance.  We paid an aggregate $277,100 and issued an aggregate 105,432 warrants to purchase common stock to certain selling agents. The warrants are immediately exercisable at $3.25 per share and will expire five years after issuance.

This Offering

Shares offered by Selling Stockholders
8,961,812 shares of common stock, including 1,288,837 shares of common stock issuable upon conversion of the Series A Convertible Preferred Stock, 103,200 shares of common stock issuable as a dividend with respect to the Series A Convertible Preferred Stock and 2,133,178 shares of common stock issuable upon the exercise of warrants.

Use of Proceeds
We will not receive any proceeds from the sale of the common stock. However, we will receive the exercise price of any common stock we sell to the selling stockholder upon exercise of the warrants. We expect to use the proceeds received from the exercise of their warrants, if any, for general working capital purposes.

Risk Factors	The purchase of our common stock involves a high degree of risk. You should carefully review and consider "Risk Factors" beginning on page 6

OTC Bulletin Board Trading Symbol	XNOM.OB

RISK FACTORS

You should carefully consider the following risk factors and the other information included herein as well as the information included in other reports and filings made with the SEC before investing in our common stock. If any of the following risks actually occurs, our business, financial condition or results of operations could be harmed. The trading price of our common stock could decline due to any of these risks, and you may lose part or all of your investment.

Risks Related to Our Business

We are a development stage company and may never commercialize any of our products or services or earn a profit.

We are a development stage company and have incurred losses since we were formed. From our date of inception, April 26, 2002, through April 30, 2005, we have accumulated a total deficit of $4,351,411. To date, we have experienced negative cash flow from development of the Tr-DNA technology. We currently have no products ready for commercialization, have not generated any revenue from operations and expect to incur substantial net losses for the foreseeable future to further develop and commercialize the Tr-DNA technology. We cannot predict the extent of these future net losses, or when we may attain profitability, if at all. If we are unable to generate significant revenue from the Tr-DNA technology or attain profitability, we will not be able to sustain operations.

We will need to raise substantial additional capital to fund our operations, and our failure to obtain funding when needed may force us to delay, reduce or eliminate our product development programs or collaboration efforts.

The development of our business will require substantial additional capital in the future to, among other things, fund our operations and conduct research and development and commercialize our Tr-DNA technology. We have historically relied upon private sales of our equity to fund our operations. We currently have no credit facility or committed sources of capital. If our capital resources are insufficient to meet future requirements, we will have to raise additional funds to continue the development and commercialization of our Tr-DNA technology. When we seek additional capital, we may seek to sell additional equity or debt securities or to obtain a credit facility, which we may not be able to do on favorable terms, or at all.

To the extent that we raise additional funds by issuing equity securities or convertible debt securities, our stockholders may experience significant dilution. Sale of additional equity or convertible debt securities at prices below certain levels will trigger anti-dilution provisions with respect to certain securities we have previously sold. If additional funds are raised through a credit facility or the issuance of debt securities or preferred stock, lenders under the credit facility or holders of these debt securities or preferred stock would likely have rights that are senior to the rights of holders of our common stock, and any credit facility or additional securities could contain covenants that would restrict our operations. Our ability to obtain additional financing will be subject to a number of factors, including market conditions, our operating performance and investor sentiment. If we are unable to raise additional capital when required or on acceptable terms, we may have to significantly delay, scale back or discontinue the development and/or commercialization of one or more of our product candidates, restrict our operations or obtain funds by entering into agreements on unattractive terms.

Our Series A Convertible Preferred Stock financing arrangement contains certain covenants that limit the way we can conduct business.

Our recently completed Series A Convertible Preferred Stock financing arrangement includes various covenants limiting our ability to pay dividends and make other distributions and issuing securities senior or equivalent to the Series A Convertible Preferred Stock. We also granted the investors a participation right in future financings and agreed that for the period prior to the effectiveness of this registration statement we would not effect subsequent placements of our securities, subject to certain exemptions from these restrictions. These covenants may limit us in raising additional capital, competing effectively or taking advantage of new business opportunities.

We may lose the rights to our Tr-DNA technology if we expend less than 50% of the proceeds from our aggregate financings on development of the Tr-DNA technology.

We are a party to a technology acquisition agreement dated June 24, 2004 with L. David Tomei, Co-Chairman, Samuil

Umansky, President, Hovsep Melkonyan, Vice President, Research, Anatoly Lichtenstein and Kathryn Wilkie (collectively, the “Shareholders”) and Xenomics Sub pursuant to which the Shareholders have the option for a period of 90 days after the delivery of an accounting from us (due by August 1, 2006) to acquire the Tr-DNA technology from us in the event we expended less than 50% of the aggregate net proceeds received by us from our aggregate equity or debt financings during the two year period ending on July 2, 2006, on development of the Tr-DNA technology. In the event the option becomes exercisable after July 2, 2006, the Shareholders may exercise in which case we will be forced to dispose of the Tr-DNA technology and we will more than likely cease our development program and be unable to sustain operations.

The commercial success of our product candidates will depend upon the degree of market acceptance of these products among physicians, patients, health care payors and the medical community.

The use of the Tr-DNA technology has never been commercialized for any indication. Even if approved for sale by the appropriate regulatory authorities, physicians may not order diagnostic tests based upon the Tr-DNA technology, in which event we may be unable to generate significant revenue or become profitable. Acceptance of the Tr-DNA technology will depend on a number of factors including:

•	acceptance of products based upon the Tr-DNA technology by physicians and patients as safe and effective diagnostic products,

•	adequate reimbursement by third parties;

•	cost effectiveness;

•	potential advantages over alternative treatments; and

•	relative convenience and ease of administration.

Our failure to obtain human urine samples from medical institutions for our clinical trials will adversely impact the development of our Tr-DNA technology.

We have executed research contracts with North Shore - Long Island Jewish (LIJ) Health System in Lake Success, New York and Eastern Virginia Medical School in Norfolk, Virginia in order to obtain human urine samples from pregnant women for our clinical trials. The research contract with Eastern Virginia Medical School is subject to Institutional Review Board, or IRB, approval. There can be no assurance we will receive IRB approval from Eastern Virginia Medical School. These research contracts require that we satisfy certain performance milestones in order to continue our clinical studies. These performance milestones include:

•	the presence of sufficient Tr-DNA of fetal origin during first trimester of pregnancy to perform genetic testing;

•	our ability to reliably harvest Tr-DNA of fetal origin from random maternal urine collection;

•	developing a method with sufficient sensitivity to provide a reliable “negative” result; and

•	developing a method with an acceptable false positive rate.

In the event we do not meet any of these performance milestones our clinical studies may be materially adversely affected which would have an adverse effect on our development plan.

If our clinical studies do not prove the superiority of our technologies, we may never sell our products and services.

The results of our clinical studies may not show that tests using our Tr-DNA technology are superior to existing testing methods. In that event, we will have to devote significant financial and other resources to further research and development, and commercialization of tests using our technologies will be delayed or may never occur. Our earlier clinical studies were small and included samples from high-risk patients. The results from these earlier studies may not be representative of the results we obtain from any future studies, including our next two clinical studies, which will include substantially more samples and a larger percentage of normal-risk patients.

Our inability to establish strong business relationships with leading clinical reference laboratories to perform Tr-DNA tests using our technologies will limit our revenue growth.

A key step in our strategy is to sell diagnostic products that use our proprietary technologies to leading clinical reference laboratories that will perform Tr-DNA tests. We currently have no business relationships with these laboratories and have limited experience in establishing these business relationships. If we are unable to establish these business relationships, we will have limited ability to obtain revenues beyond revenue we can generate from our limited in-house capacity to process tests.

Our failure to convince medical practitioners to order tests using our technologies will limit our revenue and profitability.

If we fail to convince medical practitioners to order tests using our technologies, we will not be able to sell our products or license our technologies in sufficient volume for us to become profitable. We will need to make leading physicians aware of the benefits of tests using our technologies through published papers, presentations at scientific conferences and favorable results from our clinical studies. Our failure to be successful in these efforts would make it difficult for us to convince medical practitioners to order Tr-DNA tests for their patients.

If we lose key employees and consultants or are unable to attract or retain qualified personnel, our business could suffer

Our success is highly dependent on our ability to attract and retain qualified scientific and management personnel. We are highly dependent on our management and scientific staff, including Dr. V. Randy White, Dr. Samuil Umansky and Dr. Hovsep Melkonyan. Dr. White has been critical to the development of our business through his knowledge of the industry and his industry contacts. Drs. Umansky and Melkonyan have been critical to the development of our Tr-DNA technology. The loss of the services of any of Drs. White, Umansky and Melkonyan could have a material adverse effect on our operations. Although we have entered into employment arrangements or agreements with each of Drs. White, Umansky and Melkonyan, any of them may terminate his employment arrangement with us at any time on short notice. Accordingly, there can be no assurance that these employees will remain associated with us. The efforts of these persons will be critical to us as we continue to develop our business and technology and as we attempt to transition from a development stage company to a company with commercialized products and services. If we were to lose one or more of these key employees, we may experience difficulties in competing effectively, developing our technology and implementing our business strategies.

Our planned activities may require additional expertise in areas such as pre clinical testing, clinical trial management, regulatory affairs, manufacturing and marketing. Such activities may require the addition of new personnel and the development of additional expertise by existing management personnel. We face intense competition for such personnel from other companies, academic institutions, government entities and other organizations, and there can be no assurance that we will be successful in hiring or retaining qualified personnel. Our inability to develop additional expertise or to hire and retain such qualified personnel could have a material adverse effect on our operations.

If we are unable to manage our anticipated growth, we may not be able to develop our business.

Our ability to develop our business requires an effective planning and management process. We have 9 full-time and 3 part-time employees, as of July 29, 2005, and will need to hire additional employees in the near term. If we fail to identify, attract, retain and motivate highly skilled personnel, we may be unable to continue our development and commercialization activities.

We expect that our anticipated future growth will place a significant strain on our management, systems and resources. To manage the anticipated growth of our operations, we will need to increase management resources and implement new financial and management controls, reporting systems and procedures. If we are unable to manage our growth, we may be unable to execute our business strategy.

If we do not receive regulatory approvals, we will not be able to develop and commercialize the Tr-DNA technology.

We need FDA approval to market products based on the Tr-DNA technology for diagnostic uses in the United States and approvals from foreign regulatory authorities to market products based on the Tr-DNA technology outside the United States. If we fail to obtain regulatory approval for the marketing of products based on the Tr-DNA technology, we will be unable to sell such products and will not be able to sustain operations.

The regulatory review and approval process, which may include evaluation of preclinical studies and clinical trials of products based on the Tr-DNA technology, as well as the evaluation of manufacturing processes and contract manufacturers' facilities, is lengthy, expensive and uncertain. Securing regulatory approval for products based upon the Tr-DNA technology may require the submission of extensive preclinical and clinical data and supporting information to regulatory authorities to establish such products' safety and effectiveness for each indication. We have limited experience in filing and pursuing applications necessary to gain regulatory approvals.

Regulatory authorities generally have substantial discretion in the approval process and may either refuse to accept an application, or may decide after review of an application that the data submitted is insufficient to allow approval of any product based upon the Tr-DNA technology. If regulatory authorities do not accept or approve our applications, they may require that we conduct additional clinical, preclinical or manufacturing studies and submit that data before regulatory authorities will reconsider such application. We may need to expend substantial resources to conduct further studies to obtain data that regulatory authorities believe is sufficient. Depending on the extent of these studies, approval of applications may be delayed by several years, or may require us to expend more resources than we may have available. It is also possible that additional studies may not suffice to make applications approvable. If any of these outcomes occur, we may be forced to abandon our applications for approval, which might cause us to cease operations.

We may face significant competition from large biotechnology, medical diagnostic and other companies which could harm our business.

The medical diagnostic industry is intensely competitive and characterized by rapid technological progress. In each of our potential product areas, we face significant competition from large biotechnology, medical diagnostic and other companies. Most of these companies have substantially greater capital resources, research and development staffs, facilities and experience at conducting clinical trials and obtaining regulatory approvals. In addition, many of these companies have greater experience and expertise in developing and commercializing products.

Since the Tr-DNA technology is under development, we cannot predict the relative competitive position of any product based upon the Tr-DNA technology. However, we expect that the following factors will determine our ability to compete effectively: safety and efficacy; product price; turnaround time; ease of administration; performance; reimbursement; and marketing and sales capability.

We believe that many of our competitors spend significantly more on research and development-related activities than we do. Our competitors may discover new diagnostic tools or develop existing technologies to compete with the Tr-DNA technology. Our commercial opportunities will be reduced or eliminated if these competing products are more effective, are more convenient or are less expensive than our products.

Changes in healthcare policy could subject us to additional regulatory requirements that may delay the commercialization of our tests and increase our costs.

Healthcare policy has been a subject of discussion in the executive and legislative branches of the federal and many state governments. We have developed a staged commercialization strategy for our Tr-DNA tests based on existing healthcare policies. Changes in healthcare policy, if implemented, could substantially delay the use of our tests, increase costs, and divert management's attention. We cannot predict what changes, if any, will be proposed or adopted or the effect that such proposals or adoption may have on our business, financial condition and results of operations.

Reimbursement may not be available for products based upon the Tr-DNA technology, which could impact our ability to achieve profitability.

Market acceptance, sales of products based upon the Tr-DNA technology and our profitability may depend on reimbursement policies and health care reform measures. The levels at which government authorities and third-party payors, such as private health insurers and health maintenance organizations, may reimburse the price patients pay for such products could affect whether we are able to commercialize our products. We cannot be sure that reimbursement in the U.S. or elsewhere will be available for any of our products in the future. If reimbursement is not available or is limited, we may not be able to commercialize our products.

We will need to develop strategic partnerships to market and commercialize products based upon the Tr-DNA technology

We currently intend to develop strategic commercial partnerships to market any future diagnostic products through third parties and will need to enter into marketing arrangements with them. We may not be able to enter into marketing arrangements with third parties on favorable terms, or at all. In the event that we are unable to enter into marketing arrangements for products based upon the Tr-DNA technology, we may not be able to develop an effective sales force to successfully commercialize our products. If we fail to enter into marketing arrangements for our future products and are unable to develop an effective sales force, our revenues will be severely limited.

Other companies may develop and market methods for pre-natal testing, which may make our technologies less competitive, or even obsolete.

The market for pre-natal testing is large and has attracted competitors, some of which have significantly greater resources than we have. In the United States alone, there are approximately 6.2 million pregnancies a year.

Currently, we face competition from alternative procedure-based detection technologies such as triple-screen, quad-screen, ultrasound imaging, chorionic villus sampling and amniocentesis. We may be unable to compete effectively against these competitive technologies either because the test is superior or because they are more established, physicians have more experience with them or patients are better educated about them.

If we are unable to protect our intellectual property effectively, we may be unable to prevent third parties from using our technologies, which would impair our competitive advantage.

We rely on patent protection as well as a combination of trademark, copyright and trade secret protection, and other contractual restrictions to protect our proprietary technologies, all of which provide limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. If we fail to protect our intellectual property, we will be unable to prevent third parties from using our technologies and they will be able to compete more effectively against us.

We cannot assure you that any of our currently pending or future patent applications will result in issued patents, or that any patents issued to us will not be challenged, invalidated or held unenforceable. We cannot guarantee you that we will be successful in defending challenges made in connection with our patents and patent applications.

In addition to our patents, we rely on contractual restrictions to protect our proprietary technology. We require our employees and third parties to sign confidentiality agreements and employees to also sign agreements assigning to us all intellectual property arising from their work for us. Nevertheless, we cannot guarantee that these measures will be effective in protecting our intellectual property rights.

We cannot guarantee you that the patents issued to us will be broad enough to provide any meaningful protection nor can we assure you that one of our competitors may not develop more effective technologies, designs or methods without infringing our intellectual property rights or that one of our competitors might not design around our proprietary technologies.

If we are not able to protect our proprietary technology, trade secrets and know-how, our competitors may use our inventions to develop competing products. We own certain patents relating to the Tr-DNA technology. However, these patents may not protect us against our competitors, and patent litigation is very expensive. We may not have sufficient cash available to pursue any patent litigation to its conclusion because currently we do not generate revenues.

We cannot rely solely on our current patents to be successful. The standards that the U.S. Patent and Trademark Office and foreign patent offices use to grant patents, and the standards that U.S. and foreign courts use to interpret patents, are not the same and are not always applied predictably or uniformly and can change, particularly as new technologies develop. As such, the degree of patent protection obtained in the U.S. may differ substantially from that obtained in various foreign countries. In some instances, patents have issued in the U.S. while substantially less or no protection has been obtained in Europe or other countries.

We cannot be certain of the level of protection, if any, that will be provided by our patents if we attempt to enforce them and they are challenged in court where our competitors may raise defenses such as invalidity, unenforceability or possession of a valid license. In addition, the type and extent of any patent claims that may be issued to us in the future are uncertain. Any patents which are issued may not contain claims that will permit us to stop competitors from using similar technology.

We may incur substantial costs to protect and enforce our patents.

In order to protect or enforce our patent rights, we may initiate actions against third parties. Any actions regarding patents could be costly and time-consuming, and divert our management and key personnel from our business. Additionally, they could put our patents at risk of being invalidated or interpreted narrowly.

We may be subject to substantial costs and liability or be prevented from selling our diagnostic tests as a result of litigation or other proceedings relating to patent rights.

Third parties may assert infringement or other intellectual property claims against us. Because patent applications in the United States are maintained in secrecy until a patent issues, others may have filed patent applications for technology covered by our pending applications. There may be third-party patents, patent applications and other intellectual property relevant to our potential products that may block or compete with our products or processes. Even if third-party claims are without merit, defending a lawsuit may result in substantial expense to us and may divert the attention of management and key personnel. In addition, we cannot assure you that we would prevail in any of these suits or that the damages or other remedies if any, awarded against us would not be substantial. Claims of intellectual property infringement may require us to enter into royalty or license agreements with third parties that may not be available on acceptable terms, if at all. We may also become subject to injunctions against the further development and use of our technology, which would have a material adverse effect on our business, financial condition and results of operations.

Also, patents and applications owned by us may become the subject of interference proceedings in the United States Patent and Trademark Office to determine priority of invention, which could result in substantial cost to us, as well as a possible adverse decision as to the priority of invention of the patent or patent application involved. An adverse decision in an interference proceeding may result in the loss or rights under a patent or patent application subject to such a proceeding.

 The following risks relate principally to our common stock and its market value

There is a limited market for our common stock.

Our common stock is quoted on the OTC Bulletin Board under the symbol "XNOM.OB." There is a limited trading market for our common stock. Accordingly, there can be no assurance as to the liquidity of any markets that may develop for our common stock, the ability of holders of our common stock to sell our common stock, or the prices at which holders may be able to sell our common stock.

Our stock price may be volatile.

The market price of our common stock is likely to be highly volatile and could fluctuate widely in price in response to various factors, many of which are beyond our control, including:

•	technological innovations or new products and services by us or our competitors;
•	clinical trial results relating to our tests or those of our competitors;
•	reimbursement decisions by Medicare and other managed care organizations;
•	FDA regulation of our products and services;
•	the establishment of partnerships with clinical reference laboratories;
•	health care legislation;
•	intellectual property disputes;
•	additions or departures of key personnel;
•	sales of our common stock
•	our ability to integrate operations, technology, products and services;
•	our ability to execute our business plan;
•	operating results below expectations;
•	loss of any strategic relationship;
•	industry developments;
•	economic and other external factors; and
•	period-to-period fluctuations in our financial results.

Because we are a development stage company with no revenues to date, you may consider any one of these factors to be material. Our stock price may fluctuate widely as a result of any of the above.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of the our common stock.

We have not paid dividends in the past and do not expect to pay dividends in the future. Any return on investment may be limited to the value of our common stock.

We have never paid cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. The payment of dividends on our common stock will depend on earnings, financial condition and other business and economic factors affecting it at such time as the board of directors may consider relevant. If we do not pay dividends, our common stock may be less valuable because a return on your investment will only occur if its stock price appreciates.

Our Series A Convertible Preferred Stock financing may result in dilution to our common stockholders.

Dilution of the per share value of our common shares could result from the conversion of most or all of the Series A Convertible Preferred Stock we issued to certain of the selling stockholders. There are currently outstanding 277,100 shares of our Series A Convertible Preferred Stock, which may be initially converted into a total of 1,288,837 shares of common stock at the initial conversion rate of $2.15. The conversion rate of the Series A Convertible Preferred Stock, however, is subject to adjustment based on a number of factors, including selling securities at a price less than the conversion price of the Series A Convertible Preferred Stock. Holders of our common stock will experience dilution from the conversion of the Series A Preferred Stock. In the event the conversion price is lower than the actual trading price on the day of conversion, the holder could immediately sell all of its converted common shares, which would have a dilutive effect on the value of the outstanding common shares. Furthermore, the significant downward pressure on the trading price of our common stock as Series A Convertible Preferred Stock holders convert these securities and sell the common shares received on conversion could encourage short sales by the holders of Series A Convertible Preferred Stock or other shareholders. This would place further downward pressure on the trading price of our common stock. Even the mere perception of eventual sales of common shares issued on the conversion of the Series A Convertible Preferred Stock could lead to a decline in the trading price of our common stock.

Our common stock may be deemed penny stock with a limited trading market.

Our common stock is currently listed for trading on the OTC Bulletin Board which is generally considered to be a less efficient market than markets such as NASDAQ or other national exchanges, and which may cause difficulty in conducting trades and difficulty in obtaining future financing. Further, our securities are subject to the "penny stock rules" adopted pursuant to Section 15 (g) of the Securities Exchange Act of 1934, as amended, or Exchange Act. The penny stock rules apply to non-NASDAQ companies whose common stock trades at less than $5.00 per share or which have tangible net worth of less than $5,000,000 ($2,000,000 if the company has been operating for three or more years). Such rules require, among other things, that brokers who trade "penny stock" to persons other than "established customers" complete certain documentation, make suitability inquiries of investors and provide investors with certain information concerning trading in the security, including a risk disclosure document and quote information under certain circumstances. Many brokers have decided not to trade "penny stock" because of the requirements of the penny stock rules and, as a result, the number of broker-dealers willing to act as market makers in such securities is limited. In the event that we remain subject to the "penny stock rules" for any significant period, there may develop an adverse impact on the market, if any, for our securities. Because our securities are subject to the "penny stock rules," investors will find it more difficult to dispose of our securities. Further, for companies whose securities are traded in the OTC Bulletin Board, it is more difficult: (i) to obtain accurate quotations, (ii) to obtain coverage for significant news events because major wire services, such as the Dow Jones News Service, generally do not publish press releases about such companies, and (iii) to obtain needed capital.

We have authorized shares of undesignated preferred stock.

Our certificate of incorporation authorizes the issuance of up to 20,000,000 shares of "blank check" preferred stock, with such designation rights and preferences as may be determined from time to time by the Board of Directors. We issued 277,100 shares of Series A Convertible Preferred Stock to certain selling stockholders listed herein in a private sale which we consummated on July 13, 2005, which shares have rights and preferences senior to our common stock. These rights and preferences are described in detail in this prospectus under the caption "Description of Securities — Series A Convertible Preferred Stock." Subject to the rights of the holders of the Series A Convertible Preferred Stock, our Board of Directors is empowered, without shareholder approval, to issue additional shares of preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of our common stock. In the event of such issuances, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of our company.

A sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

The market price of our common stock could decline as a result of sales of substantial amounts of our common stock in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of common stock. All of the shares of our common stock covered by this prospectus will be freely transferable without restriction or further registration under the Securities Act.

 We are registering 8,961,812 shares of our common stock, par value $0.0001 per share, for resale by the selling stockholders identified in this prospectus. On July 13, 2005, we completed a private placement of our securities, including 277,100 shares of our Series A Convertible Preferred Stock and warrants to purchase 386,651 shares of our common stock. 1,288,837 of the shares of common stock covered by this prospectus are issuable from time to time upon conversion of the 277,100 shares of Series A Convertible Preferred Stock at a conversion rate of $2.15 per share of common stock. 103,200 of the shares of common stock covered by this prospectus are issuable as in kind dividends with respect to the 277,100 shares of Series A Convertible Preferred Stock. 386,651 of the shares of common stock covered by this prospectus are issuable from time to time upon exercise of the warrants to purchase shares of common stock at $3.25 per share, which are exercisable until July 13, 2010.

Of the remaining 7,183,124 shares of common stock covered by this prospectus, 2,450,495 shares of common stock were issued in a private placement we completed in July 2004 and 2,986,102 shares of common stock were issued in a private placement we completed in two closings, January 2005 and April 2005. The investors in the January 2005 and April 2005 private placement were also issued an aggregate 746,527 warrants to purchase shares of common stock at $2.95 per share, with 367,681 warrants exercisable until January 28, 2010 and 378,846 warrants exercisable until April 7, 2010. The remaining 1,000,000 warrants were issued pursuant to an investor relations agreement with Trilogy Capital Partners, Inc. and its designees to purchase shares of common stock at $2.95 per share and exercisable until January 10, 2008.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 (the "Act") provides a safe harbor for forward-looking statements made by us or on our behalf. We and our representatives may from time to time make written or oral statements that are "forward-looking," including statements contained in this prospectus and other filings with the Securities and Exchange Commission, reports to our stockholders and news releases. All statements that express expectations, estimates, forecasts or projections are forward-looking statements within the meaning of the Act. In addition, other written or oral statements which constitute forward-looking statements may be made by us or on our behalf. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "projects," "forecasts," "may," "should," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in or suggested by such forward-looking statements. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Among the important factors on which such statements are based are assumptions concerning uncertainties associated with product development, the risk that we will not obtain approval to market our products, the risk that our technology will not gain market acceptance, our ability to obtain additional financing, our ability to attract and retain key employees, our ability to protect intellectual property, and our ability to adapt to economic, political and regulatory conditions affecting the healthcare industry.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the common stock. However, we will receive the exercise price of any common stock we sell to the selling stockholders upon exercise of the warrants. We expect to use the proceeds received from the exercise of their warrants, if any, for general working capital purposes.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION OR PLAN OF OPERATION

The following discussion should be read in conjunction with our consolidated financial statements and notes to those statements included elsewhere in this prospectus. In addition to historical information, the following discussion and other parts of this prospectus contain forward-looking information that involves risks and uncertainties.

Overview

We are a development stage molecular diagnostic company that focuses on the development of DNA-based tests using Tr-DNA. Tr-DNA’s are fragments of DNA derived from dying cells inside the body compartment. The intact DNA is fragmented in these dying cells, appears in the blood stream and these fragments have been shown to cross the kidney barrier and can be detected in urine. Because Tr-DNA originates inside the body, using a safe and simple urine collection, we believe our patented technology can be applied to a broad range of testing including: prenatal testing, tumor detection and monitoring, tissue transplantation, infectious disease, forensic identification, drug development and bio-terrorism. In March 2004, we organized a joint venture with the Spallanzani National Institute for Infectious Diseases (Instituto Nazionale per le Malattie Infettive) in Rome, Italy, in the form of a new R&D company called SpaXen Italia, S.R.L, or SpaXen, which will conduct research and development on non-invasive diagnostic tests for infectious disease using Tr-DNA methodology.

History

We were incorporated in the State of Florida on April 26, 2002. On July 2, 2004, we acquired Xenomics, an unaffiliated California corporation (“Xenomics Sub”) by issuing 2,258,001 shares of our common stock to Xenomics Subs’ five shareholders in exchange for all outstanding shares of Xenomics Sub stock (the "Exchange"). The Exchange was made according to the terms of a Securities Exchange Agreement dated May 18, 2004. As part of the Exchange, we:

•	amended our articles of incorporation to change our corporate name to "Xenomics, Inc." and to split our stock outstanding prior to the redemption 111 for 1 (effective July 26, 2004).
•	redeemed 1,971,734 pre-split shares (the equivalent of 218,862,474 post-split shares) from Panetta Partners Ltd., a principal shareholder at the time, for $500,000 or $0.0023 per share.
•	entered into employment agreements with two of the former Xenomics Sub shareholders and a consulting agreement with one of the former Xenomics Sub shareholders.

•	entered into a Voting Agreement with certain investors, the former Xenomics Sub shareholders and certain principal shareholders.
•
entered into a Technology Acquisition Agreement with the former Xenomics Sub shareholders under which we granted an option to the former Xenomics Sub holders to acquire Xenomics Sub technology if we fail to apply at least 50% of the net proceeds of financing we raise to the development of Xenomics Sub technology during the period ending July 1, 2006 in exchange for all of our shares and share equivalents held by the former Xenomics Sub holders at the time such option is exercised.

Business Combination

Our consolidated financial statements include the results of Xenomics, Inc. a Florida corporation and our wholly owned subsidiary Xenomics Sub formed on August 4, 1999. In accordance with Statement of Financial Accounting Standard (“SFAS”) No. 141, "Business Combinations", the acquiring entity, for purposes of applying purchase accounting to record the transaction concluded on July 2, 2004 and presenting our predecessor financial statements, was determined to be Xenomics Sub. Thus the financial results of Xenomics, Inc., the stand alone Florida parent corporation, are included in the consolidated financial statements only since July 2, 2004 and our inception date is August 4, 1999.

Since inception on August 4, 1999 through April 30, 2005, we have sustained cumulative net losses of $4,351,411. Our losses have resulted primarily from research and development expenses, patent costs and legal and accounting expenses. From inception through April 30, 2005, we have not generated any revenue from operations. We expect to incur additional losses to perform further research and development activities. We do not currently have any commercial products and we do not expect to have any for the foreseeable future. Our product development efforts are in their early stages and we cannot make estimates of the costs or the time it will take to complete. The risk of completion of any program is high because of the long duration of clinical testing, regulatory approval and review cycles and uncertainty of the costs. Net cash inflows from any products developed may take several years to achieve.

Results of Operations

Three Months Ended April 31, 2005 and 2004

We had no revenues during the quarters ended April 30, 2005 and 2004 because we do not have any commercial products and we do not expect to have any for the foreseeable future.

Operating expenses increased to $936,929 during the quarter ended April 30, 2005 from $ 2,820 for the same period in 2004. This increase occurred as a result of increased business activities which began subsequent to July 2, 2004, the date our business combination and first private placement was completed. Our research and development expenses increased to $296,646 during the quarter ended April 30, 2005, where none were incurred during the quarter ended April 30, 2004. These include expenditures in connection with an in-house research and development laboratory facility in New Jersey, salaries and staff costs, patent legal, filing and maintenance expenses, regulatory and scientific consulting fees and laboratory supplies.

During the quarter ended April 30, 2005, our general and administrative expenses increased to $575,283 as compared to $2,820 during the quarter ended April 30, 2004 as we incurred higher legal and public accounting fees in connection with our fund raising activities, directors and officer's liability insurance, payroll, consulting , investor relation and increased rent expense associated with our office in New York.

Stock-based compensation expense in the quarter ended April 30, 2005, related to general and administrative staff, was $65,000 using the intrinsic value method in accordance with SFAS 123 and APB 25 for options granted to employees and directors. Had we used the alternative fair value method our stock based compensation expense would have been $216,330 in the quarter ended April 30, 2005. Prior to this quarter we have recorded no stock based compensation expense.

Other income consisted of interest income of $12,124 and $0 during the quarters ended April 30, 2005 and 2004 respectively.

Net loss for the quarter ended April 30, 2005 was $924,805 as compared to a loss of $2,820 for the same period in 2004. The increase in the net loss in 2005 is the result of higher operating expenses as described above.

Years Ended January 31, 2005 and 2004.

We had no revenues during the years ended January 31, 2005 and 2004 because we do not have any commercial products and we do not expect to have any for the foreseeable future.

Operating expenses increased to $3,342,027 during the year ended January 31, 2005 from $521 for the same period in 2004. This increase was primarily the result of the business combination with Xenomics Sub discussed elsewhere in this report. During the year ended January 31, 2005, we incurred directors and officer’s liability insurance expense, higher payroll and consulting expenses and increased rent expenses as we entered into leases for our corporate headquarters in New York and laboratory space in New Jersey and increased legal, travel and office expenses.

Other income consisted of interest income of $6,009 during the year ended January 31, 2005 as compared to 0 in the same period in 2004.

Net loss for the year ended January 31, 2005 was $3,336,018 compared to a loss of $521 for the same period in 2004. The increase in the net loss in 2005 is the result of higher operating expenses as described above.

Plan of Operations

We plan to devote significant financial and other resources to further research and development, and commercialize tests using our Tr-DNA technology. Our initial focus is on two key applications: prenatal genetic testing and infectious disease detection. If developed, we intend to sell these products to independent clinical laboratories and hospital laboratories approved for performance of high-complexity tests. We have completed our proof of principle studies in these two key areas and must now validate these findings in human clinical samples. It is expected that the next phase of product development will last throughout the 2006 fiscal year. The next phase requires that we gain access to clinical samples pertinent to each product focus. We have executed research contracts with North Shore - Long Island Jewish (LIJ) Health System in Lake Success, New York and Eastern Virginia Medical School in Norfolk, Virginia. Because these studies are overseen by the respective IRB’s of the institutions, they can be terminated for safety and efficacy issues. If we do not gain access to human clinical samples, or do not complete the studies, this will prevent us from developing FDA approved products and will severely limit our ability to generate revenue through product sales.

We intend to develop our infectious disease applications at SpaXen, our joint venture with INMI located in Rome Italy. Under the terms of our agreement with INMI, INMI provides laboratory space to SpaXen and financial support in the form of chemicals and scientific personnel to work on applications of the Tr-DNA technology for a broad variety of infectious diseases. The Spallanzani Institute is a large AIDS treatment center and provides patient care to 4,000 infected patients. The SpaXen joint venture provides access to needed human clinical samples for development of our HIV and TB products. If our agreement with INMI is terminated, we may not be able to gain access to needed human clinical samples which will prevent us from developing FDA approved products and will severely limit our ability to generate revenue through product sales.

Our plan of operation is to continue our product development in the two focus areas of prenatal genetic testing and infectious disease detection with a goal toward eventually bringing FDA approved products to market. Because cancer detection and monitoring studies are long and expensive, we are actively seeking academic-based researchers who are funded to perform evaluations of new cutting-edge technologies. In this way we expect to progress our understanding of cancer detection and monitoring with little or no cost to us. Because organ transplant monitoring is not truly “diagnostic,” in the next fiscal year we will begin to explore licensing arrangements with drug companies who manufacture the immune-suppression drugs used to prevent organ rejection. If we can conclude a license agreement, this may provide an early source of revenue for us. However, there can be no assurance that appropriate strategic partnership or licensing arrangements will be completed in either of these areas.

We expect it will take 2 to 3 years for our first product to be commercialized. During the second half of 2006, with the addition of appropriate regulatory personnel, we intend to create a good manufacturing practice, or GMP, compliant manufacturing facility. At the same time, we must adopt the FDA Quality System Regulations (QSR) system of documentation. In most cases, we expect to purchase bulk quantities of specified raw materials and reagents from qualified vendors. In some cases, we may synthesize certain materials and reagents. We expect our manufacturing facility to use bulk materials to assemble reagent sets, perform quality control testing and package the reagent sets for shipping and distribution Because we do not have manufacturing experience, we may not be able to establish a GMP compliant facility or develop reproducible and effective manufacturing processes at a reasonable cost. In such event, we will have to rely on third party manufacturers whose availability and cost is presently unclear.

 We entered into a lease for corporate office space in New York City comprising approximately 2,000 square feet, for seven years ending September 30, 2011. In addition, we have leased a laboratory facility of approximately 3,700 sq. ft. in Monmouth Junction, New Jersey. We believe that these facilities, together with laboratory facilities provided to SpaXen by INMI, will be adequate for our anticipated level of activity during fiscal year 2006.

Liquidity and Capital Resources

As of April 30, 2005 we had $4,987,290 in cash and cash equivalents, compared to $3,226,965 as of January 31, 2005.

On January 28, 2005, we closed the first traunche of a private placement in which we sold 1,368,154 shares of common stock and issued 342,040 warrants to certain investors (the "Investors"). The securities were sold as a unit (the "Units") at a price of $1.95 per Unit for aggregate proceeds of $ 2,667,900.  On February 2, 2005, we sold an additional 102,564 shares of common stock and 25,641 warrants to the Investors for aggregrate proceeds of $200,000. Each Unit consisted of one share of common stock and a warrant to purchase one quarter share of common stock. The warrants are immediately exercisable at $2.95 per share and are exercisable at any time within five years from the date of issuance. We issued an aggregate 123,659 warrants to purchase common stock to various selling agents, which are immediately exercisable at $2.15 per share and will expire five years after issuance. In February 2005, we paid an aggregate $179,600 in cash and issued 24,461 shares of common stock to certain selling agents, in lieu of cash.

On April 7, 2005, we closed the second traunche of the private placement and sold 1,515,384 shares of common stock and 378,846 warrants to certain additional Investors for aggregate proceeds of $2,954,999. In connection with this second tranche we paid an aggregate of $298,000 in fees and issued an aggregate 121,231 warrants to purchase common stock to selling agents. The warrants are immediately exercisable at $2.15 per share and will expire five years after issuance.

On July 13, 2005, we closed a private placement of 277,100 shares of Series A Convertible Preferred Stock and 386,651 warrants to certain investors for aggregate gross proceeds of $2,771,000. The shares of Series A Convertible Preferred Stock are convertible at any time by the holder into shares of common stock at $2.15 per share. The warrants are immediately exercisable at $3.25 per share and are exercisable at any time within five years from the date of issuance.  We paid an aggregate $277,100 and issued an aggregate 105,432 warrants to purchase common stock to certain selling agents. The warrants are immediately exercisable at $3.25 per share and will expire five years after issuance.

Our working capital requirements will depend upon numerous factors including but not limited to the nature, cost and timing of: product development; pre-clinical and clinical testing; obtaining regulatory approvals; technological advances and our ability to establish collaborative arrangements with research organizations and individuals needed to commercialize our products. Our capital resources will be focused primarily on the clinical development and regulatory approval of our Tr-DNA technology. We expect that our existing capital resources will be sufficient to fund our operations for at least the next 12 months. We will be required to raise additional capital to complete the development and commercialization of our current product candidates.

Off-balance Sheet Arrangements

We had no off-balance sheet arrangements as of April 30, 2005.

Contractual Obligations and Committments

The following is a summary of our significant contractual cash obligations for the periods indicated that existed as of January 31, 2005, and is based on information appearing in the notes to consolidated financial statements included elsewhere in this prospectus.

	Total	Less than 1 Year	1-2 Years	3-5 Years	More than 5 Years
Operating Leases	$649,303	$160,878	$200,383	$234,249	$53,793
Employment and Consulting Agreements	1,728,375	700,000	700,000	328,375	—

Total obligations	$2,377,678	$860,878	$900,383	$562,624	$53,793

Critical Accounting Policies

Financial Reporting Release No. 60 requires all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements. Our accounting policies are described in Note 3 of the notes to our consolidated financial statements included in this Annual Report on Form 10-KSB for the fiscal year ended January 31, 2005. The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

Accounting for Business Combinations - We have applied the Financial Accounting Standards Board Statement of Financial Accounting Standard ("SFAS") No. 141 “Business Combinations” to the Exchange concluded on July 2, 2004. SFAS No. 141 addresses financial accounting and reporting for business combinations and supersedes APB Opinion No. 16, “Business Combinations” in its entirety. All business combinations in the scope of this Statement are now to be accounted for using only one method, the purchase method. The accompanying consolidated financial statements of our company which include the results of Xenomics, Inc. a Florida corporation and its wholly owned subsidiary Xenomics Sub have been prepared in accordance with SFAS No. 141 and we have determined that the acquiring entity was Xenomics Sub.

Thus, while Xenomics, Inc. is the parent and registrant, the results of operations of Xenomics, Inc. are included in our consolidated statement of operations only since July 2, 2004 and our date of “inception” for accounting and reporting purposes is August 4, 1999, the date of incorporation of Xenomics Sub.

Accounting for stock based compensation - We have adopted Statement of Financial Accounting Standard ("SFAS") No. 123, "Accounting for Stock-Based Compensation." As provided for by SFAS 123, we have also elected to continue to account for our stock-based compensation programs according to the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees ("APB 25")." Accordingly we have recorded no compensation expense to the extent of employee or director services rendered based on the intrinsic value of stock options granted under the plans during the years ended January 31, 2005 and 2004.

In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 and accordingly we have made prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

Research and development - we do not currently have any commercial molecular diagnostic products, and we do not expect to have such for several years, if at all and therefore all research and development costs are expensed as incurred. While certain of our research and development costs may have future benefits, our policy of expensing all research and development expenditures is predicated on the fact that we have no history of successful commercialization of molecular diagnostic products to base any estimate of the number of future periods that would be benefited. These include expenditures in connection with operating our in-house research and development laboratory, salaries and staff costs, application and filing for regulatory approval of our proposed products, patent legal, filing and maintenance expenses, regulatory and scientific consulting fees as well as purchased in-process research and development.

Specifically the fair value of the 2,258,001 common shares issued to former Xenomics Sub shareholders totaled $2,145,101 on July 2, 2004, the date of the business combination discussed above. The total consideration paid was allocated in full to Xenomics Sub research and development projects which had not yet reached technological feasibility and having no alternative use was charged to purchased in-process research and development expense during the year ended January 31, 2005.

DESCRIPTION OF BUSINESS

We are a development stage molecular diagnostic company that focuses on the development of DNA-based tests using trans-renal DNA or Tr-DNA. Tr-DNA’s are fragments of DNA derived from dying cells inside the body compartment. The intact DNA is fragmented in these dying cells, appears in the blood stream and these fragments have been shown to cross the kidney barrier and can be detected in urine. Our patented technology uses safe and simple urine collection and can be applied to a broad range of testing including: prenatal genetic testing, tumor detection and monitoring, tissue transplantation, infectious disease, forensic identification, drug development and bio-terrorism. In March 2004, we organized a joint venture with the Spallanzani National Institute for Infectious Diseases (Instituto Nazionale per le Malattie Infettive) in Rome, Italy, in the form of a new R&D company called SpaXen Italia, S.R.L, or SpaXen, which will conduct research and development on non-invasive diagnostic tests for infectious disease using Tr-DNA methodology.

The Technology

Our scientists were the first to report the discovery that a portion of cell-free DNA found in the bloodstream can cross the kidney barrier and be detected in the urine. This is trans-renal DNA or Tr-DNA. Urine analysis of Tr-DNA provides a simple, non-invasive method and a platform technology for a broad range of diagnostic genetic tests. In comparison with conventional tests, this methodology has significant advantages with respect to patient compliance, ease of testing, speed and cost. We own proprietary technology protected by broad patents covering the fields of prenatal genetic diagnosis, cancer detection and transplantation. We expect pending patent applications to further extend coverage to all diagnostic applications of Tr-DNA.

Our Tr-DNA technology has been evaluated for applications in cancer in various clinical studies and we have executed research contracts with North Shore - Long Island Jewish (LIJ) Health System and Eastern Virginia Medical School to begin human clinical studies for applications in prenatal genetic diagnosis. The research contract with Eastern Virginia Medical School is subject to Institutional Review Board, or IRB, approval. As a result, our initial operations will focus on early product opportunities in prenatal genetic diagnosis for disorders such as Down syndrome, Fragile X Syndrome, Rh incompatibility and gender determination. We plan to expand the prenatal testing capabilities to include a comprehensive set of markers, and plan to develop our technology for diagnostic applications in cancer, infectious diseases and transplantation.

We plan to develop commercial diagnostic tests for which we will seek FDA approval. Prior to FDA approval we expect these tests will be sold under the Analyte Specific Reagent (ASR) rules for home-brew testing to laboratories licensed under the Clinical Laboratory Improvement Act (CLIA) for performance of high-complexity testing. FDA approval will allow us to sell to all hospital and independent testing laboratories. Of prime importance to our positioning in the market will be the need for adoption by key diagnostics laboratories and certain diagnostic companies that will need access to our patents in order to enter the market for urine DNA testing.

The Market

We believe that the market for Tr-DNA based diagnostic products is large and growing. Based on various industry reports and the annual reports for several large diagnostic companies, the market for DNA testing is over $2 billion in the United States alone. As this represents the initial stage of growth in the use of genetic testing it is anticipated that there will be significant market expansion as new markers are discovered and validated for the diagnosis of specific indications. The ease, non-invasive nature, and low cost of urine analysis of nucleic acids suggest that our technology may ultimately become the method of choice for the majority of genetic tests.

Prenatal Testing According to government statistics for 2004 there were 6.2 million pregnancies in the United States alone. Those reports also show a current trend in the United States that women are delaying having children until a later age. However, the risk of many genetic disorders increases with maternal age. An example is Down syndrome where the risk is 1 in 1,400 for women 25 years of age and 1 in 380 for women 35 years of age. Today, the only prenatal test that can provide a definitive diagnosis of Down syndrome is amniocentesis. Because amniocentesis has well known risks associated with the procedure, including an approximate 1% risk of spontaneous miscarriage, only about 10-15% of patients who should have prenatal genetic tests according to physicians and genetic counselors actually agree to undergo the amniocentesis procedure. The risk of spontaneous miscarriage limits the recommended use of amniocentesis to women older than 35 years of age. Currently there are no tests available that provides a definitive result for women who decline amniocentesis, or are younger than 35 years of age. Tests such as the “triple” screen, or “quad” screen are available, but these tests provide an assessment of risk, not a definitive result. In addition, the best sensitivity reported in the scientific literature for these is a 75% detection rate. If we succeed in developing a prenatal screening test for Down syndrome with improved sensitivity compared to “triple” and “quad” screen, we expect that patient compliance for recommended prenatal genetic testing will increase significantly considering that donation of a urine specimen is simple, risk-free to both the mother and the baby, and may be able to be performed in the first trimester of pregnancy.

Initial product focus in prenatal testing will be on diagnostic tests for Down syndrome, Fragile X Syndrome, Rett syndrome, Rh incompatibility and gender determination. The future pipeline in prenatal genetic testing may include tests for trisomy 18 and 13, Tay Sachs and Askenazi Jewish syndrome, Huntington’s disease, sickle cell anemia and other genetic disorders.

Cancer Testing It is anticipated that Tr-DNA analysis will become a platform technology for development of tests for the monitoring of tumor and pre-cancerous progression and post-treatment screening for tumor re-growth conditions. The initial opportunities for diagnostic test development are gastrointestinal tumors, including colorectal cancer, liver cancer and pancreatic cancer. Our technology was evaluated in a clinical study at Thomas Jefferson University and showed the ability to detect pre-cancerous colon cancer in patients undergoing colonoscopy. About 160,000 new cases of colon cancer and 25,000 new cases of pancreatic cancer occur in the United States each year. Routine testing is recommended for the 60-70 million of people over 50 at risk for colorectal polyps . Additional products in the oncology diagnostics pipeline are tests for the early detection of prostate cancer and other tumors as well as high-risk pre-cancerous conditions.

Tr-DNA products in the cancer diagnostic market can be expected to be highly competitive based on cost, simplicity, and patient compliance. For example, it is likely that a urine test for patients at high-risk for pre-cancerous polyps will have better acceptance than the more invasive colonoscopy. Additionally, preliminary results with Tr-DNA associated with the Thomas Jefferson University study suggest that Tr-DNA may have significantly greater sensitivity than many existing tests such as Fecal Occult Blood Testing (FOBT).

Transplantation According to government statistics, there are approximately 50,000 organ transplants performed in the U.S. annually. Post-transplant monitoring for organ rejection requires a highly invasive tissue biopsy. Approximately 10 biopsies are taken over a period of one-year which results in approximately 500,000 tests/year market in the U.S. alone. Because organ rejection is marked by early death of the cells, we believe that an early indication of rejection can be identified by measuring a unique series of genetic markers characteristic of the organ donor that can be easily detected in random urine specimens from the transplant recipient. Providing early evidence of tissue rejection is key to administration and monitoring of immunosuppressive therapies. Opportunities for partnering with companies developing drugs for controlling tissue rejection, companies developing cell transplantation, or companies developing novel transplantation technologies illustrates the breadth of commercial potential of the Tr-DNA platform technology.

Infectious diseases Agents such as viruses, bacteria and parasites that have precise genetic signatures cause many infectious diseases. We recently reported clinical data that demonstrated the ability to detect HIV-DNA in the urine of AIDS patients and the DNA of common and multi-drug resistant strains of Mycobacterium tuberculosis (“TB” and “MTB” respectively) in the urine of infected patients. In the case of the HIV virus, the sensitivity of the test under development allowed 90% detection of patients with residual disease; a stage at which the viral load of a patient is either barely detectable, or not detectable at all by conventional methods. If developed, it can be expected that this test may provide physicians with new information and assist in the treatment of AIDS. According to the World Health Organization (WHO) the resurgence of tuberculosis (TB), especially its multi-drug resistant strain (MTB), represents a critical worldwide problem. The ability to simultaneously detect both TB and MTB from a simple urine sample suggests that tests based on Tr-DNA may be easier to collect and perform in non-industrialized countries than with current culture-based methods. An additional benefit of Tr-DNA testing is that urine does not contain HIV and many other infectious agents, and thus is much less dangerous to healthcare workers, whereas blood is highly infectious.

Tr-DNA products in infectious disease can be expected to be highly competitive based on cost, simplicity and patient compliance, especially in non-industrialized nations. The future pipeline for infectious disease products may include extension of the technology to the detection of parasites, and/or applications for combating bio-terrorism.

Drug Development and Monitoring of Therapeutic Outcomes The Tr-DNA technology has significant potential as a means of monitoring clinical responses to new drugs in development and evaluating patient-specific responses to already approved therapies. Specific target applications include the monitoring of transplantation patients on immunosuppressive drugs, detection of metastasis following tumor surgery, monitoring of tumor progression during chemotherapy, and the development of optimal hormonal and chemotherapeutic treatment protocols.

One of the largest costs associated with development of new drugs is the size of the human clinical trial required to identify the cohort of responders to the drug. By measuring specific genetic markers it may be possible to pre-identify the responding population. This would significantly reduce the cost to develop a drug. Alternately, in cancer treatment today, there is not a reliable way to determine if a particular patient is responding to chemotherapy. Generally patients are reexamined after a 60-day interval to determine if the tumor has grown in size, reduced in size or remained the same. If the tumor has grown in size, or remained the same, the chemotherapy is adjusted. By measuring specific genetic markers in the patient’s urine pre and post chemotherapy, it may be possible to determine whether a patient is responding to chemotherapy within 48 hours after administration instead of the current 60-day cycle. These applications of Tr-DNA technology may permit therapeutic decisions on a patient-specific basis. About 1.25 million new cancer cases are diagnosed annually and there are several hundred companies developing chemotherapeutic agents in the United States alone. This defines the size of the potential market for applications of Tr-DNA technology in drug development and monitoring therapeutic outcomes.

Business Strategy

We plan to use our Tr-DNA technology to develop FDA approved commercial diagnostic products in each of our initial focus markets of prenatal genetic screening, infectious disease and cancer monitoring, progression and re-growth. We expect to sell our products to private independent medical laboratories, federal and state medical laboratories and private and governmental hospitals. At the late stages of development of each product while collecting clinical data for an FDA submission, we intend to market the products as ASR’s to certain laboratories approved under CLIA. There are approximately 3,000 CLIA licensed laboratories in the United States, but two laboratories, Quest Diagnostic and LabCorp represent approximately 60% of the total market. CLIA laboratories may offer the tests and receive reimbursement under the “home brew” rules and we hope to establish an initial market presence and generate revenues prior to FDA approval.

If we receive FDA approval for our products, we intend to market the tests to medical testing laboratories. Approval by the FDA would enable us to file for approval to market the tests in Europe. We have completed proof-of-principle studies and developed the core capabilities for test development internally and manufacturing through contract suppliers. We intend to add dedicated product development and regulatory personnel in order to speed up the development of initial products and future diagnostic pipelines.

In comparison with many other genetic tests, it is anticipated that the Tr-DNA test may significantly reduce costs as no surgical procedures (amniocentesis/tissue biopsy) are involved and specimen preparation in the laboratory is simple and can easily be automated. Currently, a large portion of the cost of performing prenatal genetic testing is associated with the surgical procedure to collect the sample from either amniotic fluid, chorionic villus sampling, or tissue biopsy. For example, government statistics for Medicare and Medicaid reimbursement show the typical cost for an amniocentesis is approximately $1,200, but the laboratory charge for this procedure is around $400. Therefore, major advantages of our Tr-DNA test, when commercially available, will be the ease of sample collection and the corresponding reduced overall cost of each test.

During the last decade, medical laboratory operating margins have declined in the face of Medicare fee schedule reductions, managed care contracts, competitive bidding and other cost containment measures. If our technology was commercially available today, reimbursement would be available under the current procedural terminology, or CPT, codes for molecular-based testing. We expect to initially market our tests to medical laboratories at price points that we believe will translate into substantially higher operating margins than has been traditional in the laboratory industry; yet the overall cost to the healthcare system will be reduced by elimination of the surgical component. We believe that will create a strong incentive for laboratories to adopt our Tr-DNA test.

SpaXen Joint Venture

In March, 2004, we organized a joint venture with the Spallanzani National Institute for Infectious Diseases (Instituto Nazionale per le Malattie Infettive, "INMI") in Rome, Italy, in the form of a new R&D company called SpaXen Italia, S.R.L ("SpaXen"). In laboratories provided to SpaXen within INMI, scientists work to apply the Tr-DNA technology to the development of new, truly non-invasive test platforms for a broad variety of infectious diseases. Shares of SpaXen are held 50% by INMI and 50% by us. SpaXen's deed of incorporation (Costituzione Di Societa) dated March 11, 2004 provides, among other terms, the following:

•	INMI contributed 100,000 Euros in cash and we contributed 100,000 Euros in the form of intellectual property, as further described below;

•	The term of the joint venture is until December 31, 2009, unless extended or wound up prior to that date;

•
All shareholder resolutions require a 2/3 super-majority except for certain resolutions regarding amendments to the deed of incorporation, change of corporate purpose, and significant changes in shareholder rights, among others, which require unanimous vote by the shareholders;

•
SpaXen will be managed by a sole managing director or by a board of directors; currently, SpaXen is being managed by a board of directors consisting of three directors, the chairman of which is David L. Tomei, who is also our co-chairman of the board; in addition, SpaXen has appointed a supervisory board (also referred to as "Board of Auditors" in SpaXen's deed of incorporation) consisting of three auditors and two deputies;

•	The shareholders of SpaXen may unanimously vote to dissolve SpaXen prior to the end of the term.

In conjunction with the formation of SpaXen, we and INMI entered into a Shareholder Agreement, which provides, among other terms, the following

•
As our contribution to SpaXen, we agreed to give to SpaXen all rights and patent applications to that portion of the Tr-DNA technology that applies Tr-DNA technology to the field of infectious diseases (the "Contributed IP");

•
All profits of SpaXen will be reinvested into research and development of intellectual property applying Tr-DNA technology to pathologies caused by or associated with infectious agents (the "Newly Developed IP");

•	INMI will be the sole owner of all Newly Developed IP;

•
SpaXen will be the sole owner of all intellectual property derived from SpaXen's research that may be applied in fields other than pathologies caused by or associated with infectious agents (the "Derivative IP");

•	We will have royalty-free, perpetual, exclusive, worldwide commercialization rights for Derivative IP;

•
We will have exclusive worldwide commercialization rights for Newly Developed IP in consideration for a license fee payment of not more than 10% of net proceeds of all products utilizing Newly Developed IP;

•	The initial term of commercialization rights for Newly Developed IP is 5 years (commencing April 7, 2004), with the possibility of a 5 year extension;

•
In the event that a patent issues based on Newly Developed IP during the term of commercialization rights for Newly Developed IP, the commercialization rights for Newly Developed IP will be extended for the duration of such patent; and

•	Upon dissolution of SpaXen, our commercialization rights for Newly Developed IP will terminate, the Contributed IP will revert back to us and all capital surplus will be paid to INMI;

On June 28, 2005, our company, SpaXen and INMI entered into a license agreement in which INMI granted to SpaXen an exclusive license to manufacture, have manufactured, use, import, offer to sell and/or sell products covered by certain existing and newly developed intellectuall property assigned to INMI, pertaining to the application of Tr- DNA technology to the field of infectious diseases.  In addition, SpaXen granted to us an exclusive sublicense to manufacture, use, import and/or sell any products covered by the same INMI intellectual property licensed by SpaXen from INMI.  Pursuant to the license agreement we agreed to pay to SpaXen a running royalty of 2% of our net sales of any product resulting from the licensed INMI intellectual property. SpaXen has agreed to pay INMI a running royalty of 50% of the royalty fees paid by us.

SpaXen's primary research and development targets will be tests for diagnosis of AIDS, hepatitis B, tuberculosis, malaria, and leishmaniasis, diseases with the highest levels of morbidity and mortality. There can be no assurance that the Shareholder Agreement will continue and if the Shareholder Agreement is terminated, we will have to find alternate sources for human clinical samples and will have to hire and train adequate scientific personnel which will significantly increase expenses. We may not be able to find alternate sources for human clinical samples and may not be able to afford the personnel necessary to continue development of infectious disease products

Intellectual Property

We consider the protection of our proprietary technologies and products to be a critical element in the success of our business. As of July 29, 2005, we had 3 issued U.S. patents and no foreign patents expiring at varying dates and a number of pending patent applications filed in the U.S. and abroad. In addition to pursuing patents and patent applications relating to our platform technology, we have and may enter into other license arrangements to obtain rights to third-party intellectual property where appropriate.

Wherever possible we seek to protect our inventions through filing U.S. patents and foreign counterpart applications in selected other countries. Because patent applications in the U.S. are maintained in secrecy for at least eighteen months after the applications are filed and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain that we were the first to make the inventions covered by each of our issued or pending patent applications or that we were the first to file for protection of inventions set forth in such patent applications. Our planned or potential products may be covered by third-party patents or other intellectual property rights, in which case continued development and marketing of the products would require a license. Required licenses may not be available to us on commercially acceptable terms, if at all. If we do not obtain these licenses, we could encounter delays in product introductions while we attempt to design around the patents, or could find that the development, manufacture or sale of products requiring these licenses is foreclosed.

We may rely on trade secrets to protect our technology. Trade secrets are difficult to protect. We seek to protect our proprietary technology and processes by confidentiality agreements with our employees and certain consultants and contractors. These agreements may be breached, we may not have adequate remedies for any breach and our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our employees or our consultants or contractors use intellectual property owned by others in their work for us, disputes may also arise as to the rights in related or resulting know-how and inventions.

Technology Acquisition Agreement

On June 24, 2004, we entered into a technology acquisition agreement dated June 24, 2004 with L. David Tomei, Co-Chairman, Samuil Umansky, President, Hovsep Melkonyan, Vice President, Research, Anatoly Lichtenstein and Kathryn Wilkie (collectively, the “Shareholders”) and Xenomics Sub pursuant to which the Shareholders have the option for a period of 90 days after the delivery of an accounting from us (due by August 1, 2006) to acquire the Tr-DNA technology from us in the event we expended less than 50% of the aggregate net proceeds received by us from our aggregate equity or debt financings during the two year period ending on July 2, 2006, on development of the Tr-DNA technology. In the event the option is exercised, the consideration for the acquisition would be the shares of our common stock owned by the Shareholders plus the market value of any of our shares of common stock sold by the Shareholders.

Manufacturing

We expect it will take 2 to 3 years for our first product to be commercialized. During the second half of 2006, with the addition of appropriate regulatory personnel, we intend to create a good manufacturing practice, or GMP, compliant manufacturing facility. At the same time, we must adopt the FDA Quality System Regulations (QSR) system of documentation. In most cases, we expect to purchase bulk quantities of specified raw materials and reagents from qualified vendors. In some cases, we may synthesize certain materials and reagents. We expect our manufacturing facility to use bulk materials to assemble reagent sets, perform quality control testing and package the reagent sets for shipping and distribution. Because we do not have manufacturing experience, we may not be able to establish a GMP compliant facility or develop reproducible and effective manufacturing processes at a reasonable cost. In such event, we will have to rely on third party manufacturers whose availability and cost is presently unclear.

Reimbursement

Medicare and other third-party payors will independently evaluate our technologies by, among other things, reviewing the published literature with respect to the results obtained from our clinical studies. Currently, CPT codes are available which we believe will allow our technologies to be billed following completion of a test prescribed (ordered) by a physician for a patient. We believe that the existence of current CPT codes with applicability to our screening test will help facilitate Medicare's reimbursement process. During the development phase, there can be no assurance that the rules connected with reimbursement will remain constant. If the rules change significantly it may make our Tr-DNA test non-reimbursable and would significantly reduce our ability to generate revenue.

Government Regulation

Regulation by governmental authorities in the United States and other countries will be a significant factor in the production and marketing of any products that may be developed by us. The nature and the extent to which such regulation may apply will vary depending on the nature of any such products. Virtually all of our potential products will require regulatory approval by governmental agencies prior to commercialization. It is our intention to submit and obtain FDA approval for all of our diagnostic products.

Generally, diagnostic products based upon our Tr-DNA technology, will require FDA approval or clearance before they can be marketed for commercial distribution. Because we intend to apply for FDA approval for each of our developed products, at the earliest stage of development we will have to adopt and adhere to design control and documentation standards contained in the FDA Quality System Regulation. This will require significant training efforts and an increase in regulatory personnel.

FDA approval may be obtained through submission of a 510-K statement of equivalency, or through a Pre-Market Approval (PMA) application. A 510-K submission requires that we show equivalency of results in a clinical study with parallel comparison against an existing and FDA-recognized reference method. We believe our initial test for Down syndrome can receive approval under a 510-K process because amniocentesis represents an adequate FDA-recognized reference test. However, we have not had any meetings with the FDA to verify this finding and there can be no assurance that we will succeed in obtaining FDA approval through the 510-K application. If the FDA rejects our application for 510-K approval, we will be required to undertake a significantly longer and more extensive clinical study to produce sufficient and compelling data for approval under a PMA application. PMA applications evaluate the test on merits of the data alone. There can be no assurance that we will ever receive FDA approval for any of our diagnostic products.

The FDA also regulates the sale of certain reagents, including our potential reagents, used by laboratories under the “home brew” rules to perform tests. The FDA refers to these reagents as Analyte Specific Reagents (ASR’s). ASR’s generally do not require FDA pre-market approval or clearance if they are (i) sold to clinical laboratories certified under the Clinical Laboratory Improvement Act to perform high complexity testing and (ii) are labeled in accordance with FDA requirements, including a statement that their analytical and performance characteristics have not been established. The FDA also regulates all promotional materials and specifically prohibits medical claims and efficacy claims. However, prior to, or in lieu of FDA approval, we can sell our reagents to laboratories that meet the established criteria. Failure to receive FDA approval would severely limit our customer base and significantly impact the generation of revenues.

Even if we receive FDA approval for our products, a number of other FDA requirements apply to our manufacturing and distribution efforts. Medical device manufacturers must be registered and their products listed with the FDA, and certain adverse events, such as reagent failures, significant changes in quality control and other events requiring correction and/or replacement/removal of reagents must be documented and reported to the FDA. The FDA also regulates the product labeling, promotion, and in some cases, advertising, of medical devices. As discussed above, we must comply with the FDA's Quality System Regulation which establishes extensive requirements for design control, quality control, validation and manufacturing. Thus, even with FDA approval, we must continue to spend time, money and effort to maintain compliance, and failure to comply can lead to enforcement action. The FDA periodically inspects facilities to determine compliance with these and other requirements.

Competition

The medical diagnostic industry is characterized by rapidly evolving technology and intense competition. Our competitors include medical diagnostic companies, most of which have financial, technical and marketing resources significantly greater than our resources. In addition, there are a significant number of biotechnology companies working on evolving technologies that may supplant or make our technology obsolete. Academic institutions, governmental agencies and other public and private research organizations are also conducting research activities and seeking patent protection and may commercialize products on their own or through joint venture. We are aware of certain development projects for products to prevent or treat certain diseases targeted by us. The existence of these potential products or other products or treatments of which we are not aware, or products or treatments that may be developed in the future, may adversely affect the marketability of products developed.

Currently, the only definitive method for detecting prenatal Down syndrome is amniocentesis. It is a highly invasive procedure that involves inserting a long needle into the amniotic sac and removing a portion of amniotic fluid. Approximately 1% of the time, the procedure results in a spontaneous miscarriage. For this reason, the procedure is only recommended for women older than 35 years, where the risk of spontaneous miscarriage is similar to the risk of Down syndrome. Unfortunately, the largest number of Down syndrome births occurs in the 17-35 year old group because this group represents the majority of the 6.2 million pregnancies.

Amniotic fluid samples are sent to specialized “cytogenetic” laboratories where the fetal cells in the fluid are cultured for several days, then the chromatin material is harvested and the individual chromosomes are examined under a microscope. This is a very slow, labor-intensive and highly skilled process, but it is considered the standard of care and because it involves direct examination of the fetal chromosomes is by definition 100% accurate. Government statistics indicate that approximately 200,000 amniocentesis are performed annually in the United States. If our test is developed and found to be reliable, these cytogenetic laboratories will be our direct competitors.

For women who refuse amniocentesis, or are younger than 35 years, physicians opt for tests called the “Triple Screen”, or “Quadruple Screen.” These tests do not provide a definitive diagnosis, only an estimate of the risk. The Triple and Quadruple Screens measure three or four respectively, components of the mothers blood and then apply a mathematical formula to calculate the risk. Virtually all laboratories perform the Triple and Quad screens. When the risk calculated indicates that the patient may be carrying a Down affected fetus (generally 1:270), the patient is referred for amniocentesis to confirm the result. However, the best sensitivity for the Triple and Quadruple Screens reported in the scientific literature is only 75% with a 5% false positive rate and they can only be performed in the second trimester (15-22 weeks) of pregnancy.

We intend to initially market our test as a replacement for the Triple and Quad screens. Unlike the Triple/Quad screen, we expect our test to provide a definitive result. In addition, we expect our test will be a first trimester test with results significantly earlier than the 15-22 weeks required for triple/quad screen or amniocentesis. Because the amniocentesis test is regarded as 100% accurate and is therefore the standard of care, we expect to initially offer the Tr-DNA test as a pre-screen for amniocentesis replacing the triple/quad screen. We expect that a negative result will be a reliable negative and that a positive result will be confirmed by amniocentesis.

Employees

As of July 29, 2005 we had 9 full-time and 3 part-time employees. We believe our employee relations are satisfactory.

DESCRIPTION OF PROPERTY

We entered into a lease for separate office space in New York, New York directly from an unaffiliated landlord for September 2004 occupancy. The space is approximately 2,000 square feet and the lease is for seven years ending September 30, 2011. In addition, we have leased a laboratory facility of approximately 3,700 sq. ft. in Monmouth Junction, New Jersey. We believe that these facilities, together with laboratory facilities provided to SpaXen by INMI, will be adequate for our anticipated level of activity.

LEGAL PROCEEDINGS

We are not a party to any pending legal proceedings.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of July 29, 2005:

Name	Age	Positions
L. David Tomei, Ph.D.	60	Co-Chairman of the Board, President , SpaXen Italia, srl
Gabriele M. Cerrone	33	Co-Chairman of the Board
V. Randy White, Ph.D.	58	Chief Executive Officer and Director
Hovsep Melkonyan, Ph.D.	53	Vice President, Research
Bernard Denoyer	57	Vice President - Controller
Samuil Umansky, M.D., Ph.D.	63	President and Chief Scientific Officer and Director
Christoph Bruening	37	Director
Thomas Adams, Ph.D.	62	Director
Donald H. Picker, Ph.D	59	Director

L. David Tomei, Ph.D. Dr. Tomei, one of our founders, has served as Chairman of the Board of Directors since July 2, 2004 and Co-Chairman since July 8, 2005. In 1998, Dr. Tomei co-founded Xenomics, a California corporation (previously known as Diagen, Inc.) and was its Chairman until its acquisition by us on July 2, 2004. From August 1998 to January 1999, Dr. Tomei lectured as a Visiting Professor at the University of Rome, Italy. From September 1992 to July 1998, Dr. Tomei was a scientist with LXR Biotechnology, Inc., a company of which he was one of the founders. Dr. Tomei graduated from Canisius College (1968) and received his Master's of Science (1971) in Biochemistry, and Doctorate in Molecular Pharmacology (1974) from the Roswell Park Cancer Institute Division of SUNY. From 1973 to 1975, he headed the FMD virus vaccine R&D laboratory at the Plum Island Animal Disease Laboratory (USDA, ARS). Dr. Tomei was a scientist at Roswell Park and The Ohio State University Cancer Center through 1992. Dr. Tomei has published over 140 scientific papers, two books (Cold Spring Harbor Laboratory Press), and holds 16 U.S. patents in the fields of biotechnology and optical design and engineering. He organized the first International Conference on Apoptosis held at Cold Spring Harbor, 1991, and, together with Luc Montagnier, organized the First International Conference on Apoptosis and AIDS held in Paris, 1994.

Gabriele M. Cerrone Mr. Cerrone has served as Co-Chairman of the Board of Directors since July 8, 2005 and a consultant since June 2005. From March 1999 to January 2005, Mr. Cerrone served as a Senior Vice President of Investments of Oppenheimer & Co. Inc., a financial services firm. Prior to such affiliation, Mr. Cerrone held the position of Managing Director of Investments at Barrington Capital, L.P., a merchant bank, between March 1998 and March 1999. Between May 2001 and May 2003, Mr. Cerrone served on the board of directors of SIGA Technologies, Inc. Mr. Cerrone currently serves as Chairman of the Board and a consultant to Callisto Pharmaceuticals, Inc., a biotechnology company.

V. Randy White, Ph.D. Dr. White has served as our Chief Executive Officer since September 3, 2004 and a Director since October 2004. From June 1, 2000 to December 31, 2002, Dr. White was the Chief Executive Officer of Nanogen, Inc. From September 1997 to June 2000, Dr. White was the Executive Vice President of Operations and Research and Development for American Medical Laboratories, Inc. From September 1975 to December 1992, Dr. White served in various capacities including Senior Vice President of Operation from 1985 to 1992 of National Health Laboratories Holdings Inc. Dr White earned a Ph.D. degree in Analytical Chemistry from the University of Houston in 1972 and completed a post-doctoral training program in Clinical Chemistry at Damon Medical Laboratories in Birmingham, Alabama in conjunction with the University of Alabama at Birmingham in 1973.

Hovsep Melkonyan, Ph.D.  Dr. Melkonyan has served as our Vice President, Research since July 2004.  Dr.  Melkonyan graduated from Yerevan State University (Armenia) in 1974 and received qualifications in two major subjects: physico-chemical structure of DNA molecules and kinetics of enzymatic reactions. He completed his Ph.D. program in 1981 at the Institute of Biological Physics, USSR Academy of Sciences (“IBP”). Following graduate school, in 1982 Dr. Melkonyan joined The Institute of Molecular Genetics of the Ministry of USSR Medical Industry.  In 1993, Dr. Melkonyan moved to the U.S. and joined LXR Biotechnology, Inc. where he remained until 1999.  Dr. Melkonyan was associated with Xenomics from 1999 until its acquisition by us on July 2, 2004.

Samuil R. Umansky, M.D., Ph.D. Dr. Umansky, one of our founders, has served as our President, Chief Scientific Officer and Director since July 2, 2004. Dr. Umansky co-founded Xenomics with Dr. Tomei in 1998. From August 1997 to August 1999, Dr. Umansky was the Chief Scientific Officer of LXR Biotechnology, Inc. From January 1996 to 1997 he was LXR’s Vice President of Molecular Pharmacology and prior thereto, he was LXR’s Director of Cell Biology. Dr. Umansky graduated from Kiev Medical School (USSR) in 1964. In 1968 he received a Ph.D. and in 1975 a Dr.Sci. in radiobiology from IBP. From 1968 to 1993 Dr. Umansky was a professor at IBP. He was among the very first scientists to begin studies of apoptosis, or programmed cell death. He performed pioneering studies on DNA degradation in dying cells and proposed a hypothesis on the existence of a genetic cell death program, its evolutionary origin and role in carcinogenesis, concepts that more recently have become widely accepted. In 1987, for achievements on the investigation of radiation induced cell death, Dr. Umansky was awarded the Soviet State Prize, the highest scientific honor awarded to a scientist in the Soviet Union. He is a co-founder of the USSR Radiobiological Society.

Bernard Denoyer, CPA. Mr. Denoyer has served as our Vice President and Controller since February 2005. Since January 2004, Mr. Denoyer has also served as Vice President, Finance for Callisto Pharmaceuticals, Inc., a public biotechnology company. From July 2003 to December 2003, Mr. Denoyer served as an independent consultant to Callisto providing interim CFO services. In addition, Mr. Denoyer provided interim CFO and other services to emerging technology companies, principally portfolio companies of Marsh & McLennan Capital, LLC, from October 2000 to December 2003. From October 1994 until September 2000, Mr. Denoyer served as Chief Financial Officer and Senior Vice President at META Group, Inc., a public information technology research company and was instrumental in their 1995 IPO. From 1990 to 1994 Mr. Denoyer served as Vice President, Finance for Environetics, Inc. a biopharmaceutical water diagnostic business acquired by IDEXX Laboratories in 1993. He earned his CPA with Ernst & Young, has a B.A. in Economics from Fairfield University and an MBA in Finance with honors from the Columbia Business School

Christoph Bruening Mr. Bruening has been a director of our company since February 2004 and has served as our President, Secretary and Treasurer from February 2004 to March 2005. Mr. Bruening has served as a Director of Callisto Pharmaceuticals, Inc. since May 2003. Mr. Bruening organized Value Relations GmbH, a full service investor relations firm operating in Frankfurt, Germany in 1999 and currently serves as its Managing Partner. From 1998 to 1999, Mr. Bruening served as a funds manager and Director of Asset Management for Value Management and Research AG, a private investment fund and funds manager in Germany. From 1997 to 1998, Mr. Bruening was a financial analyst and Head of Research for Value Research GmbH. On February 26, 2004. In addition, Mr. Bruening is currently a member of the advisory board of Clarity AG.

Thomas Adams, Ph.D.. Dr. Adams has served as a director since October 2004. Dr. Adams is the founder and Chairman Emeritus of Genta, Inc., a publicly held biotechnology company in the field of antisense technology, and, since September 1998, has been chairman of the board of directors and Chief Executive Officer of Leucadia Technologies, a privately held company in the field of medical devices. From 1989 to 1997, Dr. Adams served as Chief Executive Officer of Genta, Inc. In 1984, Dr. Adams founded Gen-Probe, Inc., a publicly held company that develops and manufactures diagnostic products, and served as its Chief Executive Officer and Chairman until its acquisition by Chugai Biopharmaceuticals, Inc. in 1989. From 1980 to 1984, Dr. Adams was Senior Vice President of Research and Development at Hybritech, which was later acquired by Eli Lilly and Company in 1986. Dr. Adams has also held management positions at Technicon Instruments and the Hyland Division of Baxter Travenol, and served as a director of Biosite Diagnostics, Inc., a publicly held medical research firm, from 1989 to 1998. In addition, Dr. Adams served as a director of XiFin, Inc., a privately held application service provider focusing on the financial management needs of laboratories, and Bio-Mems, a privately held company. Dr. Adams is a director of La Jolla Pharmaceutical Company. Dr. Adams holds a Ph.D. in Biochemistry from the University of California at Riverside.

Donald H. Picker, Ph.D. Dr. Picker was appointed a director of the Company on July 2, 2004. He has served as Executive Vice President, R&D of Callisto Pharmaceuticals, Inc. since April 2004. From May 2003 until April 2004, Dr. Picker served as Senior Vice President, Drug Development of Callisto. Dr. Picker was Chief Executive Officer and President of Synergy Pharmaceuticals Inc. and a member of its board of directors from 1998 to April 2003. From 1996 to 1998, Dr. Picker was President and Chief Operating Officer of LXR Biotechnology Inc. From 1991 to 1996, he was Senior Vice President of Research and Development at Genta Inc.

Compliance with Section 16(a) of the Exchange Act.

During fiscal 2005, our common stock was not registered under Section 12 of the Securities Exchange Act of 1934, as amended, and therefore our executive officers, directors and ten percent or more beneficial holders of our common stock were not subject to Section 16(a).

Code of Business Conduct and Ethics

We have adopted a formal Code of Business Conduct and Ethics applicable to all Board members, executive officers and employees. A copy of this Code of Business Conduct and Ethics is filed as an exhibit to our Annual Report on Form 10-KSB for the fiscal year ended January 31, 2005.

Audit Committee

The audit committee's responsibilities include: (i) reviewing the independence, qualifications, services, fees, and performance of the independent auditors, (ii) appointing, replacing and discharging the independent auditors, (iii) pre-approving the professional services provided by the independent auditors, (iv) reviewing the scope of the annual audit and reports and recommendations submitted by the independent auditors, and (v) reviewing our financial reporting and accounting policies, including any significant changes, with management and the independent auditors. The audit committee currently consists of Thomas Adams and Donald Picker. Our Board has determined that each of Mr. Adams and Mr. Picker is "independent" as that term is defined under applicable

SEC rules. We currently do not have an audit committee financial expert serving on our audit committee. We expect to shortly appoint a director who qualifies as an "audit committee financial expert" as defined in Item 401(e) of Regulation S-B promulgated by the SEC.

Compensation Committee

We have a compensation committee consisting of Thomas Adams and Donald Picker. The compensation committee reviews, and makes recommendations to the board of directors regarding, the compensation and benefits of our chief executive officer and other executive officers. The compensation committee also administers the issuance of stock options and other awards under our stock plan and establishes and reviews policies relating to the compensation and benefits of our employees.

EXECUTIVE COMPENSATION

The following summary compensation table sets forth certain information concerning compensation paid to our Chief Executive Officer and our four most highly paid executive officers (the "Named Executive Officers") whose total annual salary and bonus for services rendered in all capacities for the year ended January 31, 2005 was $100,000 or more.

Summary Compensation Table

	Annual Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)

L. David Tomei, Ph.D, Co-Chairman	2005	58,333	—	—
V. Randy White, Ph.D, Chief Executive Officer	2005	62,019	—	—
Samuil R.Umansky, M.D., Ph.D, President	2005	83,461	—	—
Hovsep Melkonyan, Ph.D, Vice President, Research	2005	69,153	—	—

Option Grants in Fiscal Year 2005

The following table sets forth certain information concerning grants of stock options to the Named Executive Officers during the fiscal year ended January 31, 2005.

Name	Number of Shares Underlying Options Granted	Percent of Total Options Granted to Employees in 2005	Exercise Price Per Share	Expiration Date

L. David Tomei, Ph.D, Co-Chairman	1,012,500	18.6%	$1.25	6/24/2014
V. Randy White, Ph.D, Chief Executive Officer	1,425,000	26.2%	$2.25	9/13/2014
Samuil R.Umansky, M.D., Ph.D, President	1,012,500	18.6%	$1.25	6/24/2014
Hovsep Melkonyan, Ph.D, Vice President, Research	675,000	12.4%	$1.25	6/24/2014

Aggregated Option Exercises in Fiscal Year 2005 and Year End Option Values

The following table provides certain information with respect to the Named Executive Officers concerning the exercise of stock options during the fiscal year ended January 31, 2005 and the value of unexercised stock options held as of such date.

	Number of Shares Underlying Options at January 31, 2005		Value of Unexercised In the Money Options at January 31, 2005
Name	Exercisable	Unexercisable	Exercisable	Unexercisable (1)

L. David Tomei, Ph.D, Co-Chairman		1,012,500		$2,784,375
V. Randy White, Ph.D, Chief Executive Officer		1,425,000		$2,493,750
Samuil R.Umansky, M.D., Ph.D, President		1,012,500		$2,784,375
Hovsep Melkonyan, Ph.D, Vice President, Research		675,000		$1,856,250

During the fiscal year ended January 31, 2005, no options were exercised.

(1) Amounts calculated by subtracting the exercise price of the options from the market value of the underlying common stock using the closing price on the OTC Bulletin Board of $4.00 per share on January 31, 2005.

Employment Agreements

On February 14, 2005, we entered into an employment agreement with Bernard Denoyer, pursuant to which Mr. Denoyer will serve as our Vice President-Controller for period of 1 year commencing February 14, 2005. The agreement is automatically renewed for successive 1 year periods until written notice not to renew is delivered by either us or Mr. Denoyer. Mr. Denoyer’s salary is $60,000 per year. In connection with the employment agreement, Mr. Denoyer received a grant of 75,000 incentive stock options pursuant to our stock option plan with an exercise price of $2.50 per share. Such options will vest at the rate of 25,000 per year for a period of three years beginning on January 14, 2006.

On July 2, 2004, we entered into an employment agreement with Samuil Umansky, Ph.D., pursuant to which Dr. Umansky serves as our President and Chief Scientific Officer. Dr. Umansky's employment agreement is for a term of 36 months beginning June 24, 2004 and is automatically renewable for successive one year periods at the end of the term. Dr. Umansky's salary is $175,000 per year and he is eligible to receive a cash bonus of up to 50% of his salary per year. In connection with the employment agreement, Dr. Umansky received a grant of 1,012,500 stock options which vest in annual installments of 253,125, 303,750 and 455,625 and are exercisable at $1.25 per share.

On July 2, 2004, we entered into an employment agreement with Hovsep Melkonyan, Ph.D., pursuant to which Dr. Melkonyan serves as Vice President, Research for a term of 36 months beginning June 24, 2004, which is automatically renewable for successive one year periods at the end of the term. Dr. Melkonyan's salary is $135,000 per year and he is eligible to receive a cash bonus of up to 50% of his salary per year. In connection with the employment agreement, Dr. Melkonyan received a grant of 675,000 stock options which vest in annual installments of 168,750, 202,500 and 303,750 and are exercisable at $1.25 per share.

On July 2, 2004, we entered into a consulting agreement with L. David Tomei, Ph.D., pursuant to which Dr. Tomei agreed to serve as Co-Chairman of our Board. Dr. Tomei's consulting agreement is for a term of 36 months beginning June 24, 2004 and is automatically renewable for successive one year periods at the end of the term. Dr. Tomei's annual consulting fee is $175,000 per year and he is eligible to receive cash bonuses upon the achievement of certain milestones. Dr. Tomei received a grant of 1,012,500 stock options which vest in annual installments of 253,125, 303,750 and 455,625 and are exercisable at $1.25 per share.

On September 3, 2004, Dr. White and the Company entered into a letter agreement. Pursuant to the letter agreement, the Company will employ Dr. White as Chief Executive Officer for a period of 3 years commencing September 13, 2004. Dr. White will be paid an annual base salary of $215,000. We have agreed to rent for Dr. White's benefit a studio apartment in New York, New York.

Dr. White was granted an aggregate 1,425,000 incentive stock options pursuant to our Plan with an exercise price of $2.25 per share. 300,000 of such options shall vest on the first anniversary of the date of the Letter Agreement, 350,000 of such options shall vest on the second anniversary of the date of the letter agreement and 400,000 of such options shall vest on the third anniversary of the date of the letter agreement (the “Sale Options”). The remaining 375,000 options shall vest in the event there is a sale of the Company for consideration equal to $15.00 per share or more.

In the event there is a sale of the Company for consideration exceeding $9.25 per share, Dr. White shall be entitled to a cash bonus of $500,000 and all of his unvested Sale Options shall immediately vest. In the event there is a sale of the Company for consideration equal to $15.00 per share or more, Dr. White shall be entitled to a cash bonus of $750,000. In addition, at any time during the term of his employment, in the event the stock price of the common stock of the Company exceeds $9.25 per share for 60 consecutive trading days, all of Dr. White's unvested Sale Options shall immediately vest.

Stock Option Plan

In June 2004 we adopted the Xenomics Stock Option Plan, as amended (the "Plan"). We rely on incentive compensation in the form of stock options to retain and motivate directors, executive officers, employees and consultants. Incentive compensation in the form of stock options is designed to provide long-term incentives to directors, executive officers employees and consultants, to encourage them to remain with us and to enable them to develop and maintain an ownership position in our common stock.

The Plan authorizes the grant of stock options to directors, eligible employees, including executive officers and consultants. The value realizable from exercisable options is dependent upon the extent to which our performance is reflected in the value of our common stock at any particular point in time. Equity compensation in the form of stock options is designed to provide long-term incentives to directors, executive officers and other employees. We approve the granting of options in order to motivate these employees to maximize stockholder value. Generally, vesting for options granted under the Plan is determined at the time of grant, and options expire after a 10-year period. Options are granted at an excise price not less than the fair market value at the date of grant. As a result of this policy, directors, executives, employees and consultants are rewarded economically only to the extent that the stockholders also benefit through appreciation in the market. Options granted to employees are based on such factors as individual initiative, achievement and performance. In administering grants to executives, we evaluate each executive's total equity compensation package. We generally review the option holdings of each of the executive officers, including vesting and exercise price and the then current value of such unvested options. We consider equity compensation to be an integral part of a competitive executive compensation package and an important mechanism to align the interests of management with those of our stockholders.

A total of 5,000,000 shares have been reserved for issuance under the Plan. As of July 29, 2005, options for 6,290,000 shares were outstanding under the Plan. 1,290,000 of such options have been granted to subject to stockholder approval of an increase in the number of shares that can be granted under the Plan. The options we grant under the Plan may be either "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or non-statutory stock options at the discretion of the Board of Directors and as reflected in the terms of the written option agreement. The Plan is not a qualified deferred compensation plan under Section 401(a) of the Code, and is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The following table summarizes information about our equity compensation plans as of July 29, 2005.

Equity Compensation Plan Information

Plan Category	Number of Shares of Common Stock to be Issued upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options	Number of Options Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))

	(a)	(b)	(c)

Equity Compensation Plans	5,000,000	$1.50	0
Approved by Stockholders

Equity Compensation Plans	3,793,501	$2.71	n/a
Not Approved by
Stockholders
Total	8,793,501	$2.02	0

On May 24, 2005, our Compensation Committee in recognition of the substantial time and effort to our affairs during the past year by each of Gabriele M. Cerrone, Co-Chairman, L. David Tomei, Co-Chairman and President of SpaXen Italia, srl, our joint venture with the Spallanzani National Institute for Infectious Diseases in Rome, Italy, Samuil Umansky, President and Hovsep Melkonyan, Vice President, Research, accelerated the vesting of outstanding stock options dated June 24, 2004 previously granted to each such officer in the amounts of 1,050,000, 1,012,500, 1,012,500 and 675,000, respectively, so that such options vest as of May 24, 2005.

In addition, the Compensation Committee granted additional nonqualified stock options to Messrs. Cerrone, Tomei, Umansky and Melknoyan in the amounts of 240,000, 255,000, 225,000 and 75,000, respectively, pursuant to the Plan, subject to stockholder approval of an increase in the number of shares of common stock issuable under the Plan, as an additional incentive to perform in the future on behalf of our company and its stockholders. Such options are exercisable at $2.50 per share with 33-1/3% of the options granted to each officer vesting on each of the first three anniversaries of the date of grant.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock has been quoted on the OTC Bulletin Board under the symbol "XNOM.OB" since July 27, 2004. Prior to such date, our common stock was quoted on the OTC Bulletin Board under the symbol “UKAR.OB” but never traded. The following table shows the reported high and low closing bid quotations per share for our common stock based on information provided by the OTC Bulletin Board. Particularly since our common stock is traded infrequently, such over-the-counter market quotations reflect inter-dealer prices, without markup, markdown or commissions and may not necessarily represent actual transactions or a liquid trading market.

Fiscal 2006	High	Low

Second Quarter	$4.46	$2.08
First Quarter	$4.25	$2.50

Fiscal 2005	High	Low

Fourth Quarter	$4.35	$3.65
Third Quarter	$3.80	$2.75

Number of Stockholders

As of July 29, 2005, there were 175 holders of record of our common stock.

Dividend Policy

Historically, we have not paid any dividends to the holders of our common stock and we do not expect to pay any such dividends in the foreseeable future as we expect to retain our future earnings for use in the operation and expansion of our business.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table indicates beneficial ownership of our common stock as of July 29, 2005 by:

•	Each person or entity known by us to beneficially own more than 5% of the outstanding shares of our common stock;

•	Each of our executive officers and directors; and

•	All of our executive officers and directors as a group.

Except as otherwise indicated, the persons named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws, where applicable. Unless other indicated, the address of each beneficial owner listed below is c/o Xenomics, Inc., 420 Lexington Avenue, Suite 1701, New York, New York 10170.

Name of Beneficial Owner	Number of Shares	Percentage of Shares Beneficially Owned (1)

Executive officers and directors:

L. David Tomei Co-Chairman of the Board	1,950,860 (2)	9.9

Gabriele M. Cerrone Co-Chairman of the Board	1,968,858 (3)	10.0

V. Randy White Chief Executive Officer and Director	300,000 (4)	1.6

Bernard Denoyer Vice President, Controller	0

Samuil Umansky President, Chief Scientific Officer and Director	1,898,309 (5)	9.7

Hovsep Melkonyan Vice President, Research	1,023,803 (6)	5.3

Christoph Bruening Director	115,000	*

Donald Picker Director	170,000 (7)	*

Thomas Adams Director	0

All Directors and Executive Officers as a group (9 persons)	7,426,830 (8)	32.7

* less than 1%

(1)   Applicable percentage ownership as of July 29, 2005 is based upon 18,604,300 shares of common stock outstanding. Beneficial ownership is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended. Under Rule 13d-3, shares issuable within 60 days upon exercise of outstanding options, warrants, rights or conversion privileges ("Purchase Rights") are deemed outstanding for the purpose of calculating the number and percentage owned by the holder of such Purchase Rights, but not deemed outstanding for the purpose of calculating the percentage owned by any other person. "Beneficial ownership" under Rule 13d-3 includes all shares over which a person has sole or shared dispositive or voting power.

(2)   Includes 1,012,500 shares issuable upon exercise of stock options.

(3)   Consists of 1,050,000 shares issuable upon exercise of stock options owned by Gabriele M. Cerrone and 918,858 shares of common stock owned by Panetta Partners, Ltd. Mr. Cerrone is the sole general partner of Panetta Partners, Ltd. and in such capacity only exercises voting and dispositive control over securities owned by Panetta. As such, Mr. Cerrone may be deemed, solely for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, to “beneficially” own securities in which he has no pecuniary interest and he therefore disclaims such beneficial interest.

(4)   Consists of 300,000 shares issuable upon exercise of stock options.

(5)   Includes 1,012,500 shares issuable upon exercise of stock options.

(6)   Includes 675,000 shares issuable upon exercise of stock options.

(7)   Includes 75,000 shares issuable upon exercise of stock options.

(8)   Includes 4,125,000 shares issuable upon exercise of stock options.

SELLING STOCKHOLDERS

Below is information with respect to the number of shares of our common stock owned by each of the selling stockholders. Except as described in the table below, none of the selling stockholders has, or had, any position, office or other material relationship with us or any of our affiliates beyond their investment in, or receipt of, our securities. See “Plan of Distribution” for additional information about the selling stockholders and the manner in which the selling stockholders may dispose of their shares. Beneficial ownership has been determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the shares. Unless otherwise indicated in the table below, to our knowledge, all persons named in the table below have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. Our registration of these shares does not necessarily mean that the selling stockholders will sell any or all of the shares covered by this prospectus.

We are registering 8,961,812 shares of our common stock, par value $0.0001 per share, for resale by the selling stockholders identified in this prospectus. On July 13, 2005, we completed a private placement of our securities, including 277,100 shares of our Series A Convertible Preferred Stock and warrants to purchase 386,651 shares of our common stock. 1,288,837 of the shares of common stock covered by this prospectus are issuable from time to time upon conversion of the 277,100 shares of Series A Convertible Preferred Stock at a conversion rate of $2.15 per share of common stock. 103,200 of the shares of common stock covered by this prospectus are issuable as in kind dividends with respect to the 277,100 shares of Series A Convertible Preferred Stock. 386,651 of the shares of common stock covered by this prospectus are issuable from time to time upon exercise of the warrants to purchase shares of common stock at $3.25 per share, which are exercisable until July 13, 2010.

Of the remaining 7,183,124 shares of common stock covered by this prospectus, 2,450,495 shares of common stock were issued in a private placement we completed in July 2004 and 2,986,102 shares of common stock were issued in a private placement we completed in two closings, January 2005 and April 2005. The investors in the January 2005 and April 2005 private placement were also issued an aggregate 746,527 warrants to purchase shares of common stock at $2.95 per share, with 367,681 warrants exercisable until January 28, 2010 and 378,846 warrants exercisable until April 7, 2010. The remaining 1,000,000 warrants were issued pursuant to an investor relations agreement with Trilogy Capital Partners, Inc. and its designees to purchase shares of common stock at $2.95 per share and exercisable until January 10, 2008.

The number of shares of common stock that may actually be purchased by some selling stockholders under the warrants, the number of shares of Series A Convertible Preferred Stock that may actually be converted into shares of common stock and the number of shares of common stock that may actually be sold by each selling stockholder will be determined by such selling stockholder. Because some selling stockholders may purchase all, some or none of the shares of common stock which can be purchased under the warrants, some selling stockholders may convert all, some or none of the shares of Series A Convertible Preferred Stock which can be purchased into shares of common stock and each selling stockholder may sell all, some or none of the shares of common stock which each holds, and because the offering contemplated by this prospectus is not currently being underwritten, no estimate can be given as to the number of shares of common stock that will be held by the selling stockholders upon termination of the offering. The information set forth in the following table regarding the beneficial ownership after resale of shares is based on the premise that each selling stockholder will purchase the maximum number of shares of common stock provided for by the warrants or convert shares of Series A Convertible Preferred Stock into the maximum number of shares of common stock and each selling stockholder will sell all of the shares of common stock owned by that selling stockholder and covered by this prospectus.

Pursuant to the terms of the Series A Convertible Preferred Stock, dividends are required to be paid on such shares at the rate of 4% per annum. The dividends may be paid in cash or in-kind with shares of common stock. We are registering in this offering 103,200 shares of common stock, which shares may be issued as dividends to the holders of Series A Convertible Preferred Stock. The number of shares of common stock that may actually be issued to the selling shareholders as in-kind dividends will not be known until such times as the dividends are due and payable. The information set forth in the following table regarding the number of shares offered by each selling stockholder does not include shares that may be issued to such stockholders as in-kind dividends. To the extent we issue in-kind dividends to selling stockholders who hold shares of Series A Convertible Preferred Stock, the number of shares offered in this offering by each such selling stockholder shall be automatically increased by the number of shares of common stock issued as in-kind dividends to such selling stockholders.

We have filed with the SEC a registration statement, of which this prospectus forms a part, with respect to the resale of the shares of our common stock from time to time, under Rule 415 under the Securities Act, on the OTC Bulletin Board, in privately negotiated transactions, in underwritten offerings or by a combination of these methods for sale. We have agreed to use our commercially reasonable efforts to keep this registration statement effective until the later of (i) the second anniversary of the date on which this registration statement was declared effective and (ii) the date on which all of the shares of common stock are eligible for resale under Rule 144 under the Securities Act without restrictions as to volume.

The shares of our common stock offered by this prospectus may be offered from time to time by the persons or entities named below. Except as otherwise disclosed, the selling stockholders do not have and within the past three years have not had any position, office or other material relationship with us or any of our predecessors or affiliates.

Selling Stockholder	Shares Beneficially Owned Prior to Offering	Number of Shares Offered	Number of Shares Beneficially Owned After Offering (1)	Percentage Beneficially Owned After Offering (2)

Blenton Management	631,579	631,579	0	*
Maria Rosa Olcese	210,526	210,526	0
Nicola Granato	100,000	100,000	0
Fossil Ventures LLC	210,205	200,000	10,205	*
The Promotion Factory	394,826	360,526	34,300	*
Christoph Bruening (3)	115,000	100,000	15,000	*
MRM Investment Ltd.	210,526	105,263	105,263	*
Fimi SpA	100,000	100,000	0
Beaufort Ventures Ltd.	5,000	5,000	0
Mark Mazzer	11,000	11,000	0
Svetlana Griaznova	100,000	100,000	0
R. Merrill Hunter	200,000	200,000	0
Luca Cesare Orlandi	100,000	100,000	0
Roffredo Gaetani	230,000	200,000	30,000	*
Mike Wilkins	26,600	26,600	0
Burton LaSalle BioFund I, LLC	64,103	64,103	0
Geduld Capital Management, LLC	96,154	96,154	0
Irwin Geduld Revocable Trust	64,103	64,103	0
Howard Freedberg	25,641	25,641	0
Jeffrey Eisenberg	31,250	31,250	0
Jo-Bar Enterprises, LLC	37,500	37,500	0
Stanley N. Tennant	62,500	62,500	0
Curtis F. Brewer, IRA	127,500	127,500	0
Catalytix, LDC	31,250	31,250	0
Catalytix, LDC Life Science Hedge	31,250	31,250	0
Mercator Momentum Fund, LP	246,154	246,154	0
Mercator Momentum Fund III, LP	171,077	171,077	0
Mercator Advisory Group, LLC	38,460	38,460	0
Monarch Point Fund, Ltd.	505,848	505,848	0
RAB Investment Fund PLC	96,154	96,154	0
RAB American Opportunities Fund Limited	81,250	81,250	0
Trilogy Capital Partners, Inc.	800,000	800,000	0
Market Byte, LLC	100,000	100,000	0
MBA Holdings, LLC	100,000	100,000	0
The Lindsay Rosenwald 2000 Family Trust Family Trust Dated As Of 12/15/2000	64,103	64,103	0
The Lindsay A. Rosenwald 2000 Irrevocable Trust Dated 5/14/2000	64,103	64,103	0
Philip Schwartz	64,103	64,103	0
Cordillera Fund, L.P.	320,512	320,512	0
Florida.com, Inc.	95,245	95,245	0
Helen Kramer and Jeffrey Kramer	80,129	80,129	0
Warren Schwartz and Theresa Schwartz	115,385	115,385	0
John Casper and Ann Casper	112,180	112,180	0

Selling Stockholder	Shares Beneficially Owned Prior to Offering	Number of Shares Offered	Number of Shares Beneficially Owned After Offering (1)	Percentage BeneficiallyOwned After Offering (2)

Steven Danz	62,284	62,284	0
William McCuddy	64,103	64,103	0
Michael Urban and Sherry Urban	48,076	48,076	0
Sunrise Equity Partners, L.P.	160,256	160,256	0
Bear Stearns Security Corp. F/B/O Michael D. Canfield	48,076	48,076	0
Bear Stearns Security Corp. F/B/O Michael S. Urban	64,103	64,103	0
Ruth S. Grimes	32,051	32,051	0
Judith Pederson and Gunnar Pedersen	32,051	32,051	0
MicroCapital Fund LP	384,615	384,615	0
MicroCapital Fund Ltd.	256,410	256,410	0
MicroCapital LLC	30,233	30,233	0
CAMOFI Master LDC	211,628	211,628	0
Andrew T. Miltenberg	30,233	30,233	0
Sheila Kramer	45,348	45,348	0
Mendel Schijueshuurder	30,233	30,233	0
Moishe Denburg	42,325	42,325	0
AtlanticCity.com, Inc.	27,814	27,814	0
Carol Hoffer	45,348	45,348	0
Randy Greenfield	60,465	60,465	0
Abraham and Esther Hersh Foundation	60,465	60,465	0
David Kaleky	21,163	21,163	0
Nite Capital LP	90,697	90,697	0
Valor Capital Management LP	60,465	60,465	0
Andrecca Inc.	151,163	151,163	0
David and Arlene Gilmore	30,233	30,233	0
Kim Douglas Lund	151,163	151,163	0
JGB Capital L.P.	151,163	151,163	0
Xmark Opportunity Fund, Ltd.	117,000	117,000	0
Xmark Opportunity Fund, L.P.	78,000	78,000	0
Xmark JV Investment Partners, LLC	195,000	195,000	0

* less than 1%.

(1)   Assuming that all shares offered here are sold but no other securities held by the selling stockholder are sold.

(2)   Except as otherwise noted, we determine beneficial ownership in accordance with Rule 13d-3(d) promulgated by the Commission under the Securities and Exchange Act of 1934, as amended. We include shares of common stock issuable pursuant to options, warrants and convertible securities, to the extent these securities are currently exercisable or convertible within 60 days of July 29, 2005, as outstanding for computing the percentage of the person holding such securities. Unless otherwise noted, each identified person or group possesses sole voting and investment power with respect to shares, subject to community property laws where applicable. We treat shares not outstanding but deemed beneficially owned by virtue of the right of a person or group to acquire them within 60 days as outstanding only to determine the number and percent owned by such person or group. Based upon 18,604,300 shares of common stock outstanding as of July 29, 2005.

(3)   Mr. Bruening is a director of our company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

As part of our acquisition of Xenomics and the completion of the private placement in July 2004, we redeemed 1,971,734 pre-split shares (the equivalent of 218,862,474 post-split shares) from Panetta Partners Ltd., our then single largest shareholder, for $500,000. The principal purpose of the redemption was to lower the relative percentage of shares owned by Panetta Partners compared to non-affiliates.

We sold 100,000 of the 2,645,210 shares sold in the June 2004 private placement to Christoph Bruening, a director of our company.

Gabriele M. Cerrone, our Co-Chairman, serves as a consultant to us pursuant to an agreement entered into on June 27, 2005. The term of the agreement is for three years with automatic renewal for successive one year periods unless either party gives notice to the other not to renew the agreement. The duties of Mr. Cerrone pursuant to the agreement consist of business development, strategic planning, capital markets and corporate financing consulting advice. Mr. Cerrone’s compensation under the agreement is $16,500 per month. In the event the agreement is terminated without cause or for good reason, Mr. Cerrone will receive a cash payment equal to the aggregate amount of the compensation payments for the then remaining term of the agreement. In addition, in such event, all unvested stock options owned by Mr. Cerrone will immediately vest and the exercise period of such options will be extended to the later of the longest period permitted by our stock option plans or ten years following termination. In the event a change of control of our company occurs, Mr. Cerrone shall be entitled to such compensation upon the subsequent termination of the agreement within two years of the change in control unless such termination is the result of Mr. Cerrone's death, disability or retirement or Mr. Cerrone’s termination for cause.

DESCRIPTION OF SECURITIES

The following description of our capital stock and provisions of our articles of incorporation and bylaws, each as amended, is only a summary. You should also refer to the copies of our articles of incorporation and bylaws which are included as exhibits to Form 8-K/A filed with the SEC on July 28, 2004. Our authorized capital stock consists of 100,000,000 shares of common stock, par value $.0001 per share and 20,000,000 shares of preferred stock, par value $.001 per share. As of July 29, 2005, there are 18,604,300 shares of common stock issued and outstanding and 277,100 shares of our preferred stock were outstanding and designated as Series A Convertible Preferred Stock.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of our stockholders. Holders of our common stock are entitled to receive dividends ratably, if any, as may be declared by the board of directors out of legally available funds, subject to any preferential dividend rights of any outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock which we may designate and issue in the future without further stockholder approval.

Preferred Stock

Our board of directors is authorized without further stockholder approval, to issue from time to time up to a total of 20,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series, including the dividend rights, dividend rates, conversion rights, voting rights, term of redemption, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of these series without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our management without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. Currently, we have designated 277,100 shares of preferred stock as Series A Convertible Preferred Stock.

Rights of Our Series A Convertible Preferred Stock

Dividends. Holders of the Series A Convertible Preferred Stock shall be entitled to receive cumulative dividends at the rate per share of 4% per annum, payable quarterly on March 31, June 30, September 30 and December 31, beginning with September 30, 2005. Dividends shall be payable, at our sole election, in cash or shares of common stock.

Voting Rights. Shares of our Series A Convertible Preferred Stock shall have no voting rights. However, so long as any shares of Series A Convertible Preferred Stock are outstanding, we shall not, without the affirmative vote of the holders of the shares of Series A Convertible Preferred Stock then outstanding, (a) adversely change the powers, preferences or rights given to the Series A Convertible Preferred Stock, (b) authorize or create any class of stock senior or equal to the Series A Convertible Preferred Stock, (c) amend our articles of incorporation or other charter documents, so as to affect adversely any rights of the holders of Series A Convertible Preferred Stock or (d) increase the authorized number of shares of Series A Convertible Preferred Stock.

Liquidation. Upon any liquidation, dissolution or winding-up of our company, the holders of the Series A Convertible Preferred Stock shall be entitled to receive an amount equal to the Stated Value per share, which is $10 per share plus any accrued and unpaid dividends.

Conversion Rights. Each share of Series A Convertible Preferred Stock shall be convertible into that number of shares of common stock determined by dividing the Stated Value, currently $10 per share, by the conversion price, currently $2.15 per share. The conversion price is subject to adjustment for dilutive issuances.

Beginning July 13, 2006, if the price of the common stock equals $4.30 per share for 20 consecutive trading days, and an average of 50,000 shares of common stock per day shall have been traded during the 20 trading days, we shall have the right to deliver a notice to the holders of the Series A Convertible Preferred Stock, to convert any portion of the shares of Series A Convertible Preferred Stock into shares of Common Stock at the conversion price.

Voting Agreement

On June 24, 2004, we entered into a voting agreement with L. David Tomei, Co-Chairman, Samuil Umansky, President, Hovsep Melkonyan, Vice President, Research, Anatoly Lichtenstein and Kathryn Wilkie (collectively, the “Xenomics Shareholders”) and certain other stockholders, including Panetta Partners Ltd., an affiliate of Gabriele M. Cerrone, Co-Chairman pursuant to which so long as the Xenomics Shareholders own an aggregate 752,667 shares of common stock of our company, such Xenomics Shareholders shall have the right to (i) designate 1/3 of the members of the Board of Directors if the number of directors on the Board is more than 7, (ii) designate 2 directors if the number of directors on the Board is between 5 and 7 or (iii) designate 1 director if the number of directors on the Board is less than 5.

Listing

Our common stock is listed on the OTC Bulletin Board under the symbol “XNOM.OB.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is StockTrans, Inc., 44 W. Lancaster Avenue, Ardmore, Pennsylvania 19003.

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

- ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

- block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

- purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

- an exchange distribution in accordance with the rules of the applicable exchange;

- privately negotiated transactions;

- short sales;

- through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

- broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

- a combination of any such methods of sale; and

- any other method permitted pursuant to applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. If a selling stockholder is deemed to be an underwriter, the selling stockholder may be subject to certain statutory liabilities including, but not limited to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. Selling stockholders who are deemed underwriters within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The SEC staff is of a view that selling stockholders who are registered broker-dealers or affiliates of registered broker-dealers may be underwriters under the Securities Act. We will not pay any compensation or give any discounts or commissions to any underwriter in connection with the securities being offered by this prospectus. Because of their affiliation with a broker-dealer, Sunrise Equity Partners, L.P., The Lindsay Rosenwald 2000 Family Trust Family Trust Dated As Of 12/15/2000 and The Lindsay A. Rosenwald 2000 Irrevocable Trust Dated 5/14/2000, each of which are selling stockholders, is deemed to be an underwriter in connection with the offering of its respective shares under this prospectus. Each of Sunrise Equity Partners, L.P., The Lindsay Rosenwald 2000 Family Trust Family Trust Dated As Of 12/15/2000 and The Lindsay A. Rosenwald 2000 Irrevocable Trust Dated 5/14/2000 has represented to us that it purchased its respective shares in the ordinary course of business and at the time of such purchase, had no agreements or understandings to distribute such shares.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier (i) the date that is two (2) years after the last day of the calendar month following the month in which the effective date of the registration statement occurs, (ii) the date when the selling stockholder may sell all securities registered under the registration statement under Rule 144 without volume or other restrictions or limits or (iii) the date the selling stockholders no longer own any of the securities registered under the registration statement.

LEGAL MATTERS

The validity of the common stock has been passed upon by Sichenzia Ross Friedman Ference LLP, New York, New York. Sichenzia Ross Friedman Ference LLP owns 5,000 shares of our common stock.

EXPERTS

The financial statements included in the Prospectus have been audited by Lazar Levine & Felix LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their report appearing elsewhere herein and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We filed with the SEC a registration statement on Form SB-2 under the Securities Act for the common stock to be sold in this offering. This prospectus does not contain all of the information in the registration statement and the exhibits and schedules that were filed with the registration statement. For further information with respect to the common stock and us, we refer you to the registration statement and the exhibits and schedules that were filed with the registration statement. Statements made in this prospectus regarding the contents of any contract, agreement or other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules that were filed with the registration statement may be inspected without charge at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street, NW, Washington, DC 20549, and at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, Woolworth Building, 233 Broadway New York, New York. Copies of all or any part of the registration statement may be obtained from the SEC upon payment of the prescribed fee. Information regarding the operation of the public reference rooms may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our Articles of Incorporation provide that, to the fullest extent permitted by law, none of our directors or officers shall be personally liable to us or our shareholders for damages for breach of any duty owed to our shareholders or us.

In addition, we have the power, by our by-laws or in any resolution of our stockholders or directors, to undertake to indemnify the officers and directors of ours against any contingency or peril as may be determined to be in our best interest and in conjunction therewith, to procure, at our expense, policies of insurance. At this time, no statute or provision of the by-laws, any contract or other arrangement provides for insurance or indemnification of any of our controlling persons, directors or officers that would affect his or her liability in that capacity.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by our directors, officers or controlling persons in the successful defense of any action, suit or proceedings, is asserted by such director, officer, or controlling person in connection with any securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issues.

XENOMICS, INC.
(A Development Stage Company)

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Xenomics, Inc.
New York, New York

We have audited the accompanying consolidated balance sheet of Xenomics, Inc. and Subsidiary (a development stage company) (the "Company") as of January 31, 2005, the related consolidated statements of operations, stockholders' equity and cash flows for the year ended January 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Xenomics, Inc. and Subsidiary as of January 31, 2005, and the results of their operations and their cash flows for the year ended January 31, 2005, in conformity with accounting principles generally accepted in the United States.

/s/ Lazar Levine & Felix LLP

Lazar Levine & Felix LLP

New York, New York
April 8, 2005

XENOMICS, INC.
(A Development Stage Company)

CONSOLIDATED BALANCE SHEET

AS OF JANUARY 31, 2005

ASSETS

Current Assets:
Cash and cash equivalents	$3,226,965
Prepaid expenses	35,360
TOTAL CURRENT ASSETS	3,262,325

Property and equipment, net	77,495
Security deposits	58,173
$3,397,993

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
Accounts payable	$95,063
Accrued expenses	111,995
TOTAL CURRENT LIABILITIES	207,058

Stockholders' equity:
Preferred stock, $.001 par value, 20,000,000 shares
authorized, none outstanding	—
Common stock, $.0001 par value, authorized 100,000,000
shares, 17,306,891 issued at January 31, 2005	1,731
Treasury stock 350,000 common shares, at par	(35)
Additional paid-in-capital	6,615,845
Deficit accumulated during the development stage	(3,426,606)
3,190,935
$3,397,993

See accompanying notes

XENOMICS, INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the years ended January 31,		For the Period from August 4, 1999 (inception) to January 31,
	2005	2004	2005

Revenues	$—	$—	$—

Costs and Expenses:
Research and development	545,231	—	635,298
Purchased in-process research and development	2,145,101	—	2,145,101
General and administrative	651,695	521	652,216
	3,342,027	521	3,432,615

Loss from operations	(3,342,027)	(521)	(3,432,615)

Interest income	6,009	—	6,009

Net loss	$(3,336,018)	$(521)	$(3,426,606)

Weighted average shares outstanding:
Basic and diluted	14,580,166	13,166,502	11,988,509

Net loss per common share:
Basic and diluted	$(0.23)	$(0.00)	$(0.29)

See accompanying notes

XENOMICS, INC.
(A Development Stage Company)

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

					Deficit
					Accumulated
					During	Total
	Common Stock		Treasury	Additional	Development	Stockholders'
	Shares issued	Par Value	Stock	Paid in Capital	Stage	Equity
Balance, January 31, 2003, as recapitalized	13,166,502	$1,317	$(35)	$1,428,847	$(90,067)	$1,340,062
Net loss for the year ended January 31, 2004	—	—	—	—	(521)	(521)
Balance, January 31, 2004	13,166,502	1,317	(35)	1,428,847	(90,588)	1,339,541
Private Placement common stock	2,645,210	265	—	2,512,685	—	2,512,950
Private Placement common stock	1,495,179	149	—	2,674,313	—	2,674,462
Net loss for the year ended January 31, 2005	—	—	—	—	(3,336,018)	(3,336,018)
Balance, January 31, 2005	17,306,891	$1,731	$(35)	$6,615,845	$(3,426,606)	$3,190,935

See accompanying notes

XENOMICS, INC.
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years ended January 31,		For the Period from August 4, 1999 (inception) to January 31,
	2005	2004	2005

Cash flows from operating activities:
Net loss	$(3,336,018)	$(521)	$(3,426,606)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	9,067	—	9,067
Purchased in-process research and development (non-cash portion)	2,145,101	—	2,145,101
Changes in operating assets and liabilities:
Prepaid expenses	(35,360)	—	(35,360)
Security deposit	(57,413)	365	(58,173)
Accounts payable and accrued expenses	207,058	—	207,058
Net cash used in operating activities	(1,067,565)	(156)	(1,158,913)

Cash flows from investing activities:
Acquisition of equipment	(86,562)	—	(86,562)
Net cash used in investing activities	(86,562)	—	(86,562)

Cash flows from financing activities:
Net proceeds from issuance of common stock, net of repurchases	4,380,752	—	4,472,439
Net cash provided by financing activities	4,380,752	—	4,380,921

Net increase (decrease) in cash and cash equivalents	3,226,625	(156)	3,226,964

Cash and cash equivalents at beginning of year	339	495	—
Cash and cash equivalents at end of year	$3,226,964	$339	$3,226,964

See accompanying notes

XENOMICS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Business overview:

On July 2, 2004, Xenomics, Inc., formerly Used Kar Parts, Inc. acquired all of the outstanding common stock of Xenomics Sub, a then un-affiliated California corporation, by issuing 2,258,001 shares of Used Kar Parts, Inc. common stock to Xenomics Sub’s five shareholders (the "Exchange"). The Exchange was made according to the terms of a Securities Exchange Agreement dated May 18, 2004. For accounting purposes, the acquisition has been treated as an acquisition of Used Kar Parts, Inc. by Xenomics Sub and as a recapitalization of Xenomics Sub. Accordingly, the historical financial statements prior to July 2, 2004 are those of Xenomics Sub. In connection with the Exchange, Used Kar Parts, Inc.:

•	Redeemed 1,971,734 shares (218,862,474 shares post-split shares) from Panetta Partners Ltd., a principal shareholder, for $500,000 or $0.0023 per share.
•	Amended its articles of incorporation to change its corporate name to "Xenomics, Inc." and to split its stock outstanding 111 for 1 (effective July 26, 2004), immediately following the redemption.
•	Entered into employment agreements with two of the former Xenomics Sub shareholders and a consulting agreement with one of the former Xenomics Sub shareholders.
•	Entered into a Voting Agreement with certain investors, the former Xenomics Sub shareholders and certain principal shareholders.
•
Entered into a Technology Acquisition Agreement with the former Xenomics Sub shareholders under which Xenomics granted an option to the former Xenomics Sub holders to re-purchase Xenomics Sub technology if Xenomics fails to apply at least 50% of the net proceeds of financing it raises to the development of Xenomics Sub technology during the period ending July 1, 2006 in exchange for all Xenomics shares and share equivalents held by the former Xenomics Sub holders at the time such option is exercised.

•	Transferred 350,000 shares of common stock to be held in escrow, in the name of the Company, to cover any undisclosed liabilities. Such shares as being treated as treasury shares.

The fair value of the 2,258,001 shares issued to former Xenomics Sub shareholders in the business combination totaled $2,145,101 on July 2, 2004. The fair value per share of $0.95 used to determine this amount was the value per share Xenomics sold common stock in a private placement on July 2, 2004. The total consideration was allocated in full to the Xenomics research and development projects which had not yet reached technological feasibility and having no alternative use was charged to purchased in-process research and development expense during the year ended January 31, 2005. All of the above transactions have been included as part of the recapitalization.

The combined entities (Xenomics, Inc. and Xenomics Sub, referred to as “Xenomics” or “the Company”), are considered to be in the development stage. Since inception August 4, 1999 the Company’s efforts have been principally devoted to research and development, securing and protecting our patents and raising capital. From inception through January 31, 2005, Xenomics has sustained cumulative net losses of $3,426,606. Xenomics's losses have resulted primarily from expenditures incurred in connection with research and development activities, application and filing for regulatory approval of our proposed products, patent filing and maintenance expenses, purchase of in-process research and development, outside accounting and legal services and regulatory, scientific and financial consulting fees. From inception through January 31, 2005, Xenomics has not generated any revenue from operations, expects to incur additional losses to perform further research and development activities and does not currently have any commercial molecular diagnostic products approved by the Food and Drug Administration, and does not expect to have such for several years, if at all.

Xenomics's product development efforts are thus in their early stages and Xenomics cannot make estimates of the costs or the time it will take to complete. The risk of completion of any program is high because of the many uncertainties involved in bringing new drugs to market including the long duration of clinical testing, the specific performance of proposed products under stringent clinical testing protocols, the extended regulatory approval and review cycles, the nature and timing of costs and competing technologies being developed by organizations with significantly greater resources.

2. Basis of presentation:

The accompanying consolidated financial statements of Xenomics, which include the results of Xenomics, Inc. a Florida corporation and its wholly owned subsidiary Xenomics, a California corporation (“Xenomics Sub”), have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). All significant intercompany balances and transactions have been eliminated.

3. Summary of significant accounting policies

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents - Cash and cash equivalents consist of short term, highly liquid investments, with original maturities of less than six months when purchased and are stated at cost.

Fair value of financial instruments - Xenomics's financial instruments consist of cash and accounts payable. These financial instruments are stated at their respective carrying values which are equivalent to fair value due to their short term nature.

Business concentrations and credit risks - All of Xenomics's cash and cash equivalents as of January 31, 2005 (approximately $3,318,000) are on deposit with a major money center financial institution. Deposits at any point in time may exceed federally insured limits.

Property and equipment - Fixed assets are recorded at cost. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets as follows:

Furniture and fixtures	- 3 years
Lab equipment	- 5 years

Research and development - Xenomics does not currently have any commercial molecular diagnostic products, and does not expect to have such for several years, if at all and therefore, research and development costs are expensed as incurred. These include expenditures in connection with an in-house research and development laboratory, salaries and staff costs, application and filing for regulatory approval of our proposed products, patent legal, filing and maintenance expenses, purchase of in-process research and development, regulatory and scientific consulting fees to outside suppliers.

Income taxes - Income taxes are accounted for under the asset and liability method prescribed by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Deferred income taxes are recorded for temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities. Deferred tax assets and liabilities reflect the tax rates expected to be in effect for the years in which the differences are expected to reverse. A valuation allowance is provided if it is more likely than not that some or the entire deferred tax asset will not be realized.

Net Loss per Share - Basic and diluted net loss per share is presented in conformity with SFAS No. 128, "Earnings per Share," for all periods presented. In accordance with SFAS No. 128, basic and diluted net loss per common share was determined by dividing net loss applicable to common stockholders by the weighted-average common shares outstanding during the period. Diluted weighted-average shares are the same as basic weighted-average shares since the inclusion of issuable shares pursuant to the exercise of stock options and warrants, would have been antidilutive. As of January 31, 2005 Xenomics had 5,445,000 stock options outstanding, whereas none were outstanding as of January 31, 2004. In addition Xenomics had 1,511,342 common stock warrants outstanding which were 100% vested as of January 31, 2005 and none outstanding as of January 31, 2004. All share and per share amounts have been restated to reflect the 111 for 1 stock split which was effected July 26, 2004 as discussed in Note 1.

Accounting for stock based compensation - Xenomics has adopted Statement of Financial Accounting Standard ("SFAS") No. 123, "Accounting for Stock-Based Compensation." As provided for by SFAS 123, Xenomics has also elected to continue to account for its stock-based compensation programs according to the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees ("APB 25")." Accordingly no compensation expense has been recognized to the extent of employee or director services rendered based on the intrinsic value of stock options granted under the plans during the years ended January 31, 2005 and 2004

In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual (see below) and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

Had compensation cost for stock options granted to employees and directors been determined based upon the fair value at the grant date for awards, consistent with the methodology prescribed under SFAS 123, Xenomics's net loss would have been as follows:

	Years Ended January 31,
	2005	2004

Net loss, as reported	$(3,336,018)	$(521)

Add: Stock-based employee compensation expense
recorded under APB No. 25 intrinsic method	—	—

Deduct: Stock-based employee compensation
expense determined under Fair Value based method
for all employee awards	(205,711)	—
Pro forma net loss	$(3,541,729)	$(521)

Net loss per share:
Basic and diluted -as reported	$(0.23)	$(0.00)

Basic and diluted -pro forma	$(0.24)	$(0.00)

Range of Fair Value per share for
options granted to employees	$0.02 to $1.40	N/A

Black-Scholes Methodology Assumptions:

Dividend yield	0%	0%
Risk free interest rate	4.25% to 4.50%	N/A
Expected lives of options	7 to 10 years	N/A

Volatility of 0% was used until Xenomics's common stock began to trade publicly on July 2, 2004. Since July 5, 2004 through January 31, 2005 Xenomics has used 80% volatility to determine Fair Value of options granted to employees.

Recent Accounting Pronouncements Affecting the Company - In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard ("SFAS") No. 123 (Revised 2004), "Share-Based Payment." SFAS No 123R is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation" and supersedes Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" and its related implementation guidance. SFAS No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services through share-based payment transactions. SFAS No 123R requires a public entity to measure the cost of employee services received in exchange for the award of equity instruments based on the fair value of the award at the date of grant. The cost will be recognized over the period during which an employee is required to provide services in exchange for the award. SFAS No. 123R is effective as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. While Xenomics cannot precisely determine the impact on net loss as a result of the adoption of SFAS No 123R, estimated compensation expense related to prior periods can be found above in this footnote.

4. Property and equipment:

Fixed assets consists of laboratory, testing and computer equipment and fixtures stated at fair value on the date of acquisition, July 2, 2004 or cost when subsequently acquired and place in service. Depreciation expense for the years ended January 31, 2005 and for the period August 4, 1999 (inception) to January 31, 2005 was $9,067 and $0, respectively. AS of January 31, 2005, property and equipment consisted of the following:

Furniture and fixtures	$6,158
Laboratory equipment	80,404
86,562
Less - accumulated depreciation	(9,067)
Property and equipment, net	$77,495

5. Stockholders' equity:

All share and per share amounts have been restated to reflect the 111 for 1 stock split which was effected July 26, 2004 as discussed in Note 1.

On July 2, 2004 we completed a private placement of 2,645,210 shares of our common stock for aggregate proceeds of $2,512,950, or $0.95 per share. The sale was made to 17 accredited investors directly by us without any general solicitation or broker and thus no finder’s fees were paid. We filed a Form D with the Securities and Exchange Commission ("SEC") and the offering is claimed to be exempt from registration pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended.

On January 28, 2005, the Company closed a private placement of 1,470,718 shares of common stock and 367,681 warrants to certain investors (the "Investors"). The securities were sold as a unit (the "Units") at a price of $1.95 per Unit for aggregate proceeds of approximately $2.9 million. Each Unit consisted of one share of common stock and a warrant to purchase one quarter share of common stock. The warrants are immediately exercisable at $2.95 per share and are exercisable at any time within five years from the date of issuance. The Company paid an aggregate $193,438 and issued an aggregate 123,659 warrants to purchase common stock to various selling agents. In addition, the Company issued an aggregate 24,461 shares of common stock to certain of such selling agents, in lieu of cash. The warrants are immediately exercisable at $2.15 per share and will expire five years after issuance.

In connection with the offer and sale of securities to the Investors the Company also entered into a Registration Rights Agreement, dated as of January 28, 2005 (the "Registration Rights Agreement"), with the Investors pursuant to which the Company has agreed to file, within 120 days after the closing, a registration statement covering the resale of the shares of common stock sold to the Investors and the shares of common stock issuable upon exercise of the Warrants issued to the Investors. In the event a registration statement covering such shares of Common Stock is not filed with the SEC by the 120th day after the final closing of the Offering, the Company shall pay to the investors, at the Company’s option in cash or common stock, an amount equal to ⅛% of the gross proceeds raised in the Offering for each 30 day period that the registration statement is not filed with the SEC.

On April 7, 2005, subsequent to the balance sheet date, we closed a private placement of 1,515,384 shares of common stock and 378,846 warrants to certain additional Investors. The securities were sold as a unit (the "Units") at a price of $1.95 per Unit for aggregate proceeds of approximately $2.95 million. Each Unit consisted of one share of common stock and a warrant to purchase one quarter share of common stock. The warrants are immediately exercisable at $2.95 per share and are exercisable at any time within five years from the date of issuance. We paid an aggregate $236,400 and issued an aggregate 121,231 warrants to purchase common stock to Axiom Capital Management who acted as the selling agent. The warrants are immediately exercisable at $2.15 per share and will expire five years after issuance. These April 7, 2005 Investors became parties to the same Registration Rights Agreement as the January 28, 2005 Investors

6. Stock option plan:

In June 2004 we adopted the Xenomics Stock Option Plan, as amended (the "Plan"). The Plan authorizes the grant of stock options to directors, eligible employees, including executive officers and consultants. Generally, vesting for options granted under the Plan is determined at the time of grant, and options expire after a 10-year period. Options are granted at an excercise price not less than the fair market value at the date of grant.

A total of 5,000,000 shares have been reserved for issuance under the Plan. As of January 31, 2005, options for 5,445,000 shares were outstanding under the Plan. 445,000 of such options have been granted subject to stockholder approval of an increase in the number of shares that can be granted under the plan. The options granted under the Plan may be either "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended or non-statutory stock options at the discretion of the Board of Directors

The Company recognizes deferred compensation expense for the intrinsic value of unvested stock options granted to employees. Deferred stock-based compensation will be amortized to stock-based compensation expense over the vesting period of the stock option. During the twelve months ended January 31, 2005 and 2004 and for the period from August 4, 1999 (inception) to January 31, 2005 Xenomics recognized no stock-based compensation expense related to issuance of stock and stock options. At January 31, 2005, there was no unamortized deferred compensation.

The following represent options outstanding for the years since August 4, 1999 (inception) through January 31, 2005.

	Number of Shares	Exercise Price Per Share	Weighted Average Exercise Price

Balance, August 4, 1999 (inception) to January 31, 2004	0		$0.00
Activity for the year ended January 31, 2005:

Add: new grants	5,445,000	$1.25 - $2.50	$1.56
Less: cancellations and forfeitures	0
Less: exercises	0

Balance, January 31, 2005	5,445,000	$1.25 - $2.50	$1.56

Options are exercisable as follows at January 31, 2005:

	Options Outstanding			Options Exercisable
Exercise Price	Number of Shares	Weighted Average Remaining Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

$1.25	3,825,000	9.5 years	$1.25	75,000	$1.25

$2.25 - $2.50	1,620,000	9.5 years	$2.28	0	—

All Options	5,445,000	9.5 years	$1.56	75,000	$1.25

7. Income taxes:

At January 31, 2005, Xenomics had available Federal net operating tax loss carry forwards of approximately $1,000,000 expiring through 2024 to offset future taxable income. The net deferred tax asset has been fully offset by a valuation allowance due to uncertainties regarding realization of benefits from these future tax deductions. As a result of the change in control provisions of Internal Revenue Code Section 382, a significant portion of these net operating loss carry forwards may be subject to limitation on future utilization.

8. SpaXen Joint Venture

In March, 2004, Xenomics organized a joint venture with the Spallanzani National Institute for Infectious Diseases (Instituto Nazionale per le Malattie Infettive, "INMI") in Rome, Italy, in the form of a new Italian company called SpaXen Italia, S.R.L ("SpaXen"). Shares of SpaXen are held 50% by INMI and 50% by Xenomics. SpaXen was capitalized with 100,000 Euros from INMI in cash and Xenomics contributed 100,000 Euros in the form of certain proprietary intellectual property in the field of infectious diseases. Xenomics has no obligation to fund the joint venture other than by the continuing contribution of the use of it’s intellectual property in the field of infectious diseases.

9. Commitments and contingencies:

License agreements:

On May 18, 2004, Xenomics entered into a Technology Acquisition Agreement with the former Xenomics Sub shareholders under which Xenomics granted an option to the former Xenomics Sub holders to re-purchase Xenomics Sub technology if Xenomics fails to apply at least 50% of the net proceeds of financing it raises to the development of Xenomics Sub technology during the period ending July 1, 2006. The repurchase would constitute an exchange for all Xenomics shares and share equivalents held by the former Xenomics Sub holders at the time such option is exercised

Employment and Consulting Agreements:

On February 14, 2005, subsequent to the balance sheet date, we entered into an employment agreement with Bernard Denoyer, pursuant to which Mr. Denoyer will serve as Vice President-Controller for a period of 1 year commencing February 14, 2005. The agreement is automatically renewed for successive 1 year periods until written notice not to renew is delivered by either us or Mr. Denoyer. Mr. Denoyer’s salary is $60,000 per year. In connection with the employment agreement, Mr. Denoyer received a grant of 75,000 incentive stock options pursuant to Xenomics’s stock option plan with an exercise price of $2.50 per share. Such options will vest at the rate of 25,000 per year for a period of three years beginning on January 14, 2006.

On July 2, 2004, we entered into an employment agreement with Samuil Umansky, Ph.D., pursuant to which Dr. Umansky serves as Xenomics’s President and Chief Scientific Officer. Dr. Umansky's employment agreement is for a term of 36 months beginning June 24, 2004 and is automatically renewable for successive one year periods at the end of the term. Dr. Umansky's salary is $175,000 per year and he is eligible to receive a cash bonus of up to 50% of his salary per year. In connection with the employment agreement, Dr. Umansky received a grant of 1,012,500 stock options which vest in annual installments of 253,125, 303,750 and 455,625 and are exercisable at $1.25 per share.

On July 2, 2004, we entered into an employment agreement with Hovsep Melkonyan, Ph.D., pursuant to which Dr. Melkonyan serves as Vice President, Research for a term of 36 months beginning June 24, 2004, which is automatically renewable for successive one year periods at the end of the term. Dr. Melkonyan's salary is $135,000 per year and he is eligible to receive a cash bonus of up to 50% of his salary per year. In connection with the employment agreement, Dr. Melkonyan received a grant of 675,000 stock options which vest in annual installments of 168,750, 202,500 and 303,750 and are exercisable at $1.25 per share.

On July 2, 2004, we entered into a consulting agreement with L. David Tomei, Ph.D., pursuant to which Dr. Tomei agreed to serve as Co-Chairman of Xenomics’s Board. Dr. Tomei's consulting agreement is for a term of 36 months beginning June 24, 2004 and is automatically renewable for successive one year periods at the end of the term. Dr. Tomei's annual consulting fee is $175,000 per year and he is eligible to receive cash bonuses upon the achievement of certain milestones. Dr. Tomei received a grant of 1,012,500 stock options which vest in annual installments of 253,125, 303,750 and 455,625 and is exercisable at $1.25 per share.

On September 3, 2004, Dr. Randy White and Xenomics entered into a letter agreement. Pursuant to the letter agreement, Xenomics will employ Dr. White as Chief Executive Officer for a period of 3 years commencing September 13, 2004. Dr. White will be paid an annual base salary of $215,000. We have agreed to rent for Dr. White's benefit a studio apartment in New York, New York. Dr. White was granted an aggregate 1,425,000 incentive stock options pursuant to Xenomics’s Plan with an exercise price of $2.25 per share. 300,000 of such options shall vest on the first anniversary of the date of the Letter Agreement, 350,000 of such options shall vest on the second anniversary of the date of the letter agreement and 400,000 of such options shall vest on the third anniversary of the date of the letter agreement (the “Sale Options”). The remaining 375,000 options shall vest in the event there is a sale of Xenomics for consideration equal to $15.00 per share or more. In the event there is a sale of Xenomics for consideration exceeding $9.25 per share, Dr. White shall be entitled to a cash bonus of $500,000 and all of his unvested Sale Options shall immediately vest. In the event there is a sale of Xenomics for consideration equal to $15.00 per share or more, Dr. White shall be entitled to a cash bonus of $750,000. In addition, at any time during the term of his employment, in the event the stock price of the common stock of Xenomics exceeds $9.25 per share for 60 consecutive trading days, all of Dr. White's unvested Sale Options shall immediately vest.

Lease agreements:

On September 15, 2004, Xenomics entered into a seven year lease for its corporate headquarters in New York City with an approximate rent of $75,000 annually through September 30, 2011. On September 1, 2004, Xenomics entered a two year lease for laboratory space in New Jersey, with an approximate rent of $90,000 annually through September 2006. During the years ended January 31, 2005 and for the period from August 4, 1999 (inception) to January 31, 2005, total rent expense was $74,637. No rent expense was incurred prior to September 1, 2004. Total annual commitments under these leases for each of the twelve months ended January 31, are as follows:

2006	$160,867
2007	125,342
2008	75,041
2009	76,542
2010	78,073
2011	79,634
2012	53,793
Total	$649,303

XENOMICS, INC.
(A Development Stage Company)

CONSOLIDATED BALANCE SHEET

AS OF APRIL 30, 2005

(Unaudited)

ASSETS

Current Assets:
Cash and cash equivalents	$4,987,290
Prepaid expenses	44,501
TOTAL CURRENT ASSETS	5,031,791

Property and equipment, net	102,537
Security deposits	55,608
$5,189,936

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
Accounts payable	$110,151
Accrued expenses	71,256
TOTAL CURRENT LIABILITIES	181,407

Stockholders' equity:
Preferred stock, $.001 par value, 20,000,000 shares authorized, none outstanding	—
Common stock, $.0001 par value, authorized 100,000,000 shares, 18,949,300 issued at April 30, 2005	1,895
Treasury stock 350,000 common shares, at par	(35)
Additional paid-in-capital	9,358,080
Deficit accumulated during the development stage	(4,351,411)
5,008,529
$5,189,936

See accompanying notes

XENOMICS, INC.
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	For the quarters ended April 30,		For the Period from August 4, 1999 (inception) to April 30,
	2005	2004	2005

Revenues	$—	$—	$—

Costs and Expenses:
Research and development	296,646	—	931,944
Purchased in-process research and development	—	—	2,145,101
General and administrative	575,283	2,820	1,227,499
Stock-based compensation - general and administrative	65,000	—	65,000
	936,929	2,820	4,369,544

Loss from operations	(936,929)	(2,820)	(4,369,544)

Interest income	12,124	—	18,133

Net loss	$(924,805)	$(2,820)	$(4,351,411)

Weighted average shares outstanding:
Basic and diluted	17,716,394	13,166,502	12,232,074

Net loss per common share:
Basic and diluted	$ (0.05)	$ (0.00)	$ (0.35)

See accompanying notes

XENOMICS, INC.
(A Development Stage Company)

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

					Deficit
					Accumulated
	common stock			Additional	During	Total
	Shares	Par	Treasury	Paid in	Development	Stockholders'
	Issued	Value	Stock	Capital	Stage	Equity

Balance, January 31, 2003, as recapitalized	13,293,527	$1,330	$(35)	$1,435,397	$(90,067)	$1,346,624

Net loss for the year ended January 31, 2004	—	—	—	—	(521)	(521)
Balance, January 31, 2004	13,293,527	1,330	(35)	1,435,397	(90,588)	1,346,103

Private Placement common stock	2,645,210	265	—	2,512,685	—	2,512,950

Private Placement common stock	1,368,154	137	—	2,667,763	—	2,667,900

Net loss for the year ended January 31, 2005	—	—	—	—	(3,336,018)	(3,336,018)
Balance, January 31, 2005	17,306,891	1,731	(35)	6,615,845	(3,426,606)	3,190,935

Net loss for the quarter ended April 30, 2005	—	—	—	—	(924,805)	(924,805)

Private Placement common stock	1,642,409	164	—	2,677,235	—	2,677,399

Grant of employee stock option	—	—	—	65,000	—	65,000

Balance April 30, 2005 (Unaudited)	18,949,300	$1,895	$(35)	$9,358,080	$(4,351,411)	$5,008,529

See accompanying notes

XENOMICS, INC.
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

			For the
			Period from
			August 4, 1999
			(inception) to
	For The Quarters ended April 30,		April 30,
	2005	2004	2005

Cash flows from operating activities:
Net loss	$(924,805)	$(2,820)	$(4,351,411)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	4,533	2,796	13,601
Purchased in-process research and development (non-cash portion)	—	—	2,145,101
Stock-based compensation	65,000	—	65,000
Changes in operating assets and liabilities:
Prepaid expenses	(9,141)	—	(44,501)
Security deposit	2,565	—	(55,608)
Accounts payable and accrued expenses	(25,651)	—	181,407
Net cash used in operating activities	(887,499)	(24)	(2,046,411)
Cash flows from investing activities:
Acquisition of equipment	(29,575)	—	(116,137)
Net cash used in investing activities	(29,575)	—	(116,137)
Cash flows from financing activities:
Net proceeds from issuance of common stock, net of repurchases	2,677,399	—	7,149,838
Net cash provided by financing activities	2,677,399	—	7,149,838
Net increase(decrease) in cash and cash equivalents	1,760,325	(24)	4,987,290

Cash and cash equivalents at beginning of the period	3,226,965	339	—
Cash and cash equivalents at end of the period	$4,987,290	$315	$4,987,290

See accompanying notes

XENOMICS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2005

(Unaudited)

1. BUSINESS OVERVIEW:

Xenomics, Inc. (“Xenomics” or the “Company") is considered to be in the development stage. Since inception on August 4, 1999 Xenomics’ efforts have been principally devoted to research and development, securing and protecting our patents and raising capital. From inception through April 30, 2005, Xenomics has sustained cumulative net losses of $4,351,411. Xenomics's losses have resulted primarily from expenditures incurred in connection with research and development activities, application and filing for regulatory approval of our proposed products, patent filing and maintenance expenses, purchase of in-process research and development, outside accounting and legal services and regulatory, scientific and financial consulting fees. From inception through April 30, 2005, Xenomics has not generated any revenue from operations, expects to incur additional losses to perform further research and development activities and does not currently have any commercial molecular diagnostic products approved by the Food and Drug Administration, and does not expect to have such for several years, if at all.

Xenomics's product development efforts are thus in their early stages and Xenomics cannot make estimates of the costs or the time it will take to complete. The risk of completion of any program is high because of the many uncertainties involved in bringing new products to market including the long duration of clinical testing, the specific performance of proposed products under stringent clinical testing protocols, the extended regulatory approval and review cycles and the nature and timing of costs and competing technologies being developed by organizations with significantly greater resources.

2. BASIS OF PRESENTATION:

The accompanying condensed consolidated financial statements of Xenomics, which include the results of Xenomics, Inc. a Florida corporation and its wholly owned subsidiary Xenomics, a California corporation ("Xenomics Sub"), have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). All significant intercompany balances and transactions have been eliminated.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH EQUIVALENTS - Cash and cash equivalents consist of short term, highly liquid investments, with original maturities of less than four months when purchased and are stated at cost plus accrued interest.

BUSINESS CONCENTRATIONS AND CREDIT RISKS - All of Xenomics's cash and cash equivalents as of April 30, 2005 are on deposit with a major money center financial institution, or invested in short term money market instruments, principally U.S. Treasury Bills, not exceeding maturities of 120 days. Bank deposits at any point in time may exceed federally insured limits.

NET LOSS PER SHARE - Basic and diluted net loss per share is presented in conformity with SFAS No. 128, "Earnings per Share," for all periods presented. In accordance with SFAS No. 128, basic and diluted net loss per common share was determined by dividing net loss applicable to common stockholders by the weighted-average common shares outstanding during the period. Diluted weighted-average shares are the same as basic weighted-average shares since the inclusion of issuable shares pursuant to the exercise of stock options and warrants, would have been antidilutive. As of April 30, 2005, Xenomics had 5,495,000 stock options outstanding, whereas none were outstanding as of April 30, 2004. In addition Xenomics had 2,011,418 common stock warrants outstanding which were 100% vested as of April 30, 2005 and none outstanding as of April 30, 2004. All share and per share amounts have been restated to reflect the 111 for 1 stock split which was effective July 26, 2004.

ACCOUNTING FOR STOCK BASED COMPENSATION - Xenomics has adopted Statement of Financial Accounting Standard ("SFAS") No. 123, "Accounting for Stock-Based Compensation." As provided for by SFAS 123, Xenomics has also elected to continue to account for its stock-based compensation programs according to the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees ("APB 25"). During the quarter ended April 30, 2005, Xenomics recorded $65,000 in stock-based compensation expense.

In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both Quarterly and Annual financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. (see below)

Had compensation cost for stock options granted to employees and directors been determined based upon the fair value at the grant date for awards, consistent with the methodology prescribed under SFAS 123, Xenomics's net loss would have been as follows:

	Quarters Ended April 30,
	2005	2004
Net loss, as reported	$(924,805)	$(2,820)

Add: Stock-based employee compensation expense
recorded under APB No. 25 intrinsic method	65,000	—

Deduct: Stock-based employee compensation
expense determined under Fair Value based method
for all employee awards	(216,330)	—
Pro forma net loss	$(1,076,135)	$(2,820)

Net loss per share:
Basic and diluted -as reported	$(0.05)	$(0.00)
Basic and diluted -pro forma	$(0.06)	$(0.00)

Fair Value per share for options granted to employees	$2.27	N/A

Black-Scholes Methodology Assumptions:

Dividend yield	0%	N/A
Risk free interest rate	4.50%	N/A
Expected lives of options	10 years	N/A

Volatility of 0% was used until Xenomics's common stock began to trade publicly on July 2, 2004. Since July 5, 2004 through April 30, 2005 Xenomics has used 80% volatility to determine Fair Value of options granted to employees.

RECENT ACCOUNTING PRONOUNCEMENTS AFFECTING THE COMPANY - In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard ("SFAS") No. 123 (Revised 2004), "Share-Based Payment." SFAS No 123R is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation" and supersedes Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" and its related implementation guidance. SFAS No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services through share-based payment transactions. SFAS No 123R requires a public entity to measure the cost of employee services received in exchange for the award of equity instruments based on the fair value of the award at the date of grant. The cost will be recognized over the period during which an employee is required to provide services in exchange for the award. SFAS No. 123R is effective as of the beginning of the first interim or Quarterly reporting period that begins after December 15, 2005. While Xenomics cannot precisely determine the impact on net loss as a result of the adoption of SFAS No 123R, estimated compensation expense related to prior periods can be found above in this footnote.

4. STOCKHOLDERS' EQUITY:

On July 2, 2004 the Company completed a private placement of 2,645,210 shares of its common stock for aggregate proceeds of $2,512,950, or $0.95 per share. The sale was made to 17 accredited investors directly by the Company without any general solicitation or broker and thus no finder's fees were paid.

On January 28, 2005, the Company closed a private placement of 1,368,154 shares of common stock and 342,040 warrants to certain investors (the "Investors"). The securities were sold as a unit (the "Units") at a price of $1.95 per Unit for aggregate proceeds of $2,667,900. On February 2, 2005 the Company sold an additional 102,564 shares of common stock and 25,641 warrants to the Investors for aggregate proceeds of $200,000. Each Unit consisted of one share of common stock and a warrant to purchase one quarter share of common stock. The warrants are immediately exercisable at $2.95 per share and are exercisable at any time within five years from the date of issuance. The Company issued an aggregate 123,659 warrants to purchase common stock to various selling agents, which are immediately exercisable at $2.15 per share and will expire five years after issuance. In February 2005, the Company paid an aggregate $179,600 in cash and issued 24,461 shares of common stock to certain selling agents, in lieu of cash.

In connection with the offer and sale of securities to the Investors the Company also entered into a Registration Rights Agreement, dated as of January 28, 2005 (the "Registration Rights Agreement"), with the Investors pursuant to which the Company has agreed to file, within 120 days after the closing, a registration statement covering the resale of the shares of common stock sold to the Investors and the shares of common stock issuable upon exercise of the Warrants issued to the Investors.

On April 7, 2005, the Company closed a private placement of 1,515,384 shares of common stock and 378,846 warrants to certain additional Investors for aggregate proceeds of $2,954,999. The Company paid an aggregate $298,000 in fees and issued an aggregate 121,231 warrants to purchase common stock to selling agents. The warrants are immediately exercisable at $2.15 per share and will expire five years after issuance. These April 7, 2005 Investors became parties to the same Registration Rights Agreement as the January 28, 2005 Investors.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 24. INDEMNIFICATION OF OFFICERS AND DIRECTORS

The Florida Business Corporation Act, or FBCA, permits a Florida corporation to indemnify any person who may be a party to any third party proceeding by reason of the fact that such person is or was a director, officer, employee, or agent of the corporation, against liability incurred in connection with such proceeding (including any appeal thereof) if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

The FBCA permits a Florida corporation to indemnify any person who may be a party to a derivative action if such person acted in any of the capacities set forth in the preceding paragraph, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expenses of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding (including appeals), provided that the person acted under the standards set forth in the preceding paragraph. However, no indemnification shall be made for any claim, issue, or matter for which such person is found to be liable unless, and only to the extent that, the court determines that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper.

The FBCA provides that any indemnification made under the above provisions, unless pursuant to a court determination, may be made only after a determination that the person to be indemnified has met the standard of conduct described above. This determination is to be made by a majority vote of a quorum consisting of the disinterested directors of the board of directors, by duly selected independent legal counsel, or by a majority vote of the disinterested stockholders. The board of directors also may designate a special committee of disinterested directors to make this determination. Notwithstanding, the FBCA provides that a Florida corporation must indemnify any director, or officer, employee or agent of a corporation who has been successful in the defense of any proceeding referred to above.

Notwithstanding the foregoing, the FBCA provides, in general, that no director shall be personally liable for monetary damages to our company or any other person for any statement, vote, decision, or failure to act, regarding corporate management or policy, unless: (a) the director breached or failed to perform his duties as a director; and (b) the director’s breach of, or failure to perform, those duties constitutes (i) a violation of criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, (ii) a transaction from which the director derived an improper personal benefit, either directly or indirectly, (iii) unlawful distributions, (iv) with respect to a proceeding by or in the right of the company to procure a judgment in its favor or by or in the right of a stockholder, conscious disregard for the best interest of the company, or willful misconduct, or (v) with respect to a proceeding by or in the right of someone other than the company or a stockholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property. The term “recklessness,” as used above, means the action, or omission to act, in conscious disregard of a risk: (a) known, or so obvious that it should have been known, to the directors; and (b) known to the director, or so obvious that it should have been known, to be so great as to make it highly probable that harm would follow from such action or omission.

The FBCA further provides that the indemnification and advancement of payment provisions contained therein are not exclusive and it specifically empowers a corporation to make any other further indemnification or advancement of expenses under any bylaw, agreement, vote of stockholders, or disinterested directors or otherwise, both for actions taken in an official capacity and for actions taken in other capacities while holding an office. However, a corporation cannot indemnify or advance expenses if a judgment or other final adjudication establishes that the actions of the director or officer were material to the adjudicated cause of action and the director or officer (a) violated criminal law, unless the director or officer had reasonable cause to believe his conduct was unlawful, (b) derived an improper personal benefit from a transaction, (c) was or is a director in a circumstance where the liability for unlawful distributions applies, or (d) engages in willful misconduct or conscious disregard for the best interests of the corporation in a proceeding by or in right of the corporation to procure a judgment in its favor or in a proceeding by or in right of a stockholder.

Our Articles of Incorporation provide that, to the fullest extent permitted by law, none of our directors or officers shall be personally liable to us or our shareholders for damages for breach of any duty owed to our shareholders or us. As indicated in section 607.0850 of the Florida Statute, Florida law provides that a director shall have no personal liability for any statement, vote, decision or failure to act, regarding corporate management or policy by a director, unless the director breached or failed to perform the duties of a director.

In addition, we shall have the power, by our by-laws or in any resolution of our stockholders or directors, to undertake to indemnify the officers and directors of ours against any contingency or peril as may be determined to be in our best interest and in conjunction therewith, to procure, at our expense, policies of insurance. At this time, no statute or provision of the by-laws, any contract or other arrangement provides for insurance or indemnification of any of our controlling persons, directors or officers that would affect his or her liability in that capacity.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions or otherwise, we have been advised that in the opinion of the Securities Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by our director, officer, or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered hereunder, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth an estimate of the costs and expenses payable by Xenomics, Inc. in connection with the offering described in this registration statement. All of the amounts shown are estimates except the Securities and Exchange Commission registration fee:

Securities and Exchange Commission Registration Fee	$2,594.81
Printing and Engraving Expenses	3,000.00
Accounting Fees and Expenses	5,000.00
Legal Fees and Expenses	25,000.00
Miscellaneous	1,405.19

Total	$37,000.00

ITEM 6. RECENT SALES OF UNREGISTERED SECURITIES

On July 13, 2005, the Company closed a private placement of 277,100 shares of Series A Convertible Preferred Stock and 386,651 warrants to certain investors for aggregate gross proceeds of $2,771,000. The warrants are immediately exercisable at $3.25 per share and are exercisable at any time within five years from the date of issuance.  The Company paid an aggregate $277,100 and issued an aggregate 105,432 warrants to purchase common stock to certain selling agents. The warrants are immediately exercisable at $3.25 per share and will expire five years after issuance. In connection with the offer and sale of securities to the investors and the selling agents, the Company relied on the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"), and Rule 506 promulgated thereunder. The Company believes that the investors and the selling agents are "accredited investors", as such term is defined in Rule 501(a) promulgated under the Securities Act.

On January 28, 2005, the Company closed the first traunche of a private placement in which it sold 1,470,718 shares of common stock and 367,681 warrants to certain investors (the "Investors"). The securities were sold as a unit (the "Units") at a price of $1.95 per Unit for aggregate proceeds of approximately $2.9 million. Each Unit consisted of one share of common stock and a warrant to purchase one quarter share of common stock. The warrants are immediately exercisable at $2.95 per share and are exercisable at any time within five years from the date of issuance. The Company paid an aggregate $193,438 and issued an aggregate 123,659 warrants to purchase common stock to various selling agents. In addition, the Company issued an aggregate 24,461 shares of common stock to certain of such selling agents, in lieu of cash. The warrants are immediately exercisable at $2.15 per share and will expire five years after issuance. On April 7, 2005, the Company closed the second traunche of the private placement and sold 1,515,384 shares of common stock and 378,846 warrants to certain additional Investors for aggregate proceeds of approximately $2.95 million. The Company paid an aggregate $236,400 and issued an aggregate 121,231 warrants to purchase common stock to Axiom Capital Management who acted as the selling agent. The warrants are immediately exercisable at $2.15 per share and will expire five years after issuance.

In connection with the offer and sale of securities to the Investors and the selling agents, the Company relied on the exemption from registration provided by Section 4(2) of the Securities Act, and Rule 506 promulgated thereunder. The Company believes that the Investors and the selling agents are "accredited investors", as such term is defined in Rule 501(a) promulgated under the Securities Act.

On January 10, 2005, the Company entered into a letter of engagement (the "Agreement") with Trilogy Capital Partners, Inc. ("Trilogy"). The term of the Agreement is for twelve months beginning on January 10, 2005 and terminable thereafter by either party upon 30 days' prior written notice. Pursuant to the Agreement, Trilogy will provide marketing and financial public relations services to the Company and will assume the responsibilities of an investor relations officer for the Company.

Pursuant to the Agreement, the Company issued warrants to purchase 1,000,000 shares of Common Stock of the Company at an exercise price of $2.95 per share (the "Warrants"). The Warrants issued to Trilogy are exercisable upon issuance and expire on January 10, 2008. The offer and sale of these securities was made in reliance on Section 4(2) of the Securities Act of 1933, as amended.

On July 2, 2004, the Company completed a private placement of 2,645,210 shares of its common stock for aggregate proceeds of $2,512,950, or $0.95 per share. The sale was made to 17 accredited investors directly by the Company without any general solicitation or broker and thus no finder’s fees were paid. In connection with the offer and sale of these securities, the Company relied on the exemption from registration provided by Section 4(2) of the Securities Act and Rule 506 promulgated thereunder.

From May 2002 through January 2003, the Company issued 2,000,000 shares of its common stock to its founder, Jeannine Karklins, at $.001 (par value), for an aggregate amount of $2,000.00 and issued 68,000 shares of its common stock at a price of $.05 per share or aggregate cash proceeds of $3,400 to 22 investors, of which all persons were of non-accredited status. Approximately 35 investors were solicited and 18 of these people purchased Company common stock. The investors were business associates and friends. A total of 6 prospective investors called the Company’s corporate office concerning investment information after being referred by the 35 original people solicited by Jeannine Karklins. Of these 6 prospective investors, 4 became investors in the Company. Stock certificates issued contained a legend that evidences the securities have not been registered under the Act and therefore cannot be resold unless they are registered under the Act or unless an exemption from registration is available.

The shares were issued in reliance on the exemptions from registration provided by Rule 504 of Regulation D and Section 4 (2) of the Securities Act.

ITEM 27. EXHIBITS

Exhibit	Description

2.1
Capital Stock Purchase Agreement between Panetta Partners, Ltd. and Jeannine Karklins dated February 24, 2004 (Incorporated by reference to exhibit 10.1 to the Company's Current Report on Form 8-K filed on March 11, 2004)

3.1	Articles of Incorporation of the Company (Incorporated by reference to exhibit 3.1 to the Company's Form SB-2 Registration Statement, as amended, filed on June 25, 2003)

3.2
Articles of Amendment to Articles of Incorporation of Used Kar Parts, Inc. changing its name to Xenomics, Inc., filed on July 14, 2004 with the Florida Secretary of State (Incorporated by reference to exhibit 3(i).1 to the Company’s Current Report on Form 8-K filed on July 19, 2004)

3.3	Amended and Restated By-Laws (Incorporated by reference to exhibit 3(ii).1 to the Company’s Current Report on Form 8-K filed on July 19, 2004)

3.4	Articles of Amendment to Articles of Incorporation of Xenomics, Inc. (Incorporated by reference to exhibit 3.1 to the Company’s Current Report on Form 8-K filed on July 19, 2005)

4.1	Form of Stock Certificate, $.001 par value (Incorporated by reference to exhibit 4 to the Company's Form SB-2 Registration Statement, as amended, filed June 25, 2003)

4.2	Form of Warrant issued to Irv Weiman, Laura Dever and Len Toboroff (Incorporated by reference to exhibit 4.2 to the Company’s Current Report on Form 8-K filed on July 19, 2004)

4.3	Form of Warrant issued to Trilogy Capital Partners, Inc. (Incorporated by reference to exhibit 4.1 to the Company’s Current Report on Form 8-K filed on January 13, 2005)

4.4
Form of Warrant to purchase shares of Common Stock issued in connection with the sale of the Common Stock (Incorporated by reference to exhibit 4.1 to the Company’s Current Report on Form 8-K filed on February 3, 2005)

Exhibit	Description

4.5
Form of Warrant to purchase shares of Common Stock issued in connection with the sale of the Series A Convertible Preferred Stock (Incorporated by reference to exhibit 4.1 to the Company’s Current Report on Form 8-K filed on July 19, 2005)

4.6
Form of Warrant to purchase shares of Common Stock issued to selling agents in connection with the sale of the Series A Convertible Preferred Stock (Incorporated by reference to exhibit 4.1 to the Company’s Current Report on Form 8-K filed on July 19, 2005)

5.1	Opinion of Sichenzia Ross Friedman Ference LLP*

10.1	Xenomics, Inc. 2004 Stock Option Plan (Incorporated by reference to exhibit 4.3 to the Company’s Current Report on Form 8-K filed on July 19, 2004)+

10.2
Securities Exchange Agreement by and among Used Kar Parts, Inc., the individuals named on Schedule 1.1thereto and Xenomics dated as of May 18, 2004 (Incorporated by reference to exhibit 2.1 to the Company’s Current Report on Form 8-K filed on July 19, 2004)

10.3
Closing Agreement entered into effective as of July 2, 2004 by and among Used Kar Parts, Inc., and Xenomics and L. David Tomei, Samuil Umansky, Hovsep S. Melkonyan, Kathryn P. Wilke and Anatoly V. Lichtenstein (Incorporated by reference to exhibit 2.2 to the Company’s Current Report on Form 8-K filed on July 19, 2004)

10.4
Technology Acquisition Agreement dated effective as of June 24, 2004 by and among Used Kar Parts, Inc., and Xenomics and L. David Tomei, Samuil Umansky, Hovsep S. Melkonyan, Kathryn P. Wilke and Anatoly V. Lichtenstein (Incorporated by reference to exhibit 2.3 to the Company’s Current Report on Form 8-K filed on July 19, 2004)

10.5
Shareholder Escrow Agreement effective as of the 24th day of June, 2004, by and among Used Kar Parts, Inc., Sommer & Schneider LLP, and the several former shareholders of Xenomics (Incorporated by reference to exhibit 2.4 to the Company’s Current Report on Form 8-K filed on July 19, 2004)

10.6
Purchaser Escrow Agreement effective as of the 24th day of June, 2004, by and among Used Kar Parts, Inc., Sommer & Schneider LLP and the several former shareholders of Xenomics (Incorporated by reference to exhibit 99.2 to the Company’s Current Report on Form 8-K filed on July 19, 2004)

10.7
Repurchase Agreement dated as of June 24, 2004 by and between Used Kar Parts, Inc. and Panetta Partners Ltd. Xenomics, Inc. 2004 Stock Option Plan (Incorporated by reference to exhibit 2.6 to the Company’s Current Report on Form 8-K filed on July 19, 2004)

10.8
Executive Employment Agreement dated effective as of June 24, 2004 by and among Hovsep Melkonyan, Xenomics and Used Kar Parts, Inc. (Incorporated by reference to exhibit 99.3 to the Company’s Current Report on Form 8-K filed on July 19, 2004)+

10.9
Consulting Agreement effective as of June 24, 2004 by and among L. David Tomei, Xenomics and Used Kar Parts, Inc. (Incorporated by reference to exhibit 99.4 to the Company’s Current Report on Form 8-K filed on July 19, 2004)+

10.10
Voting Agreement effective as of June 24, 2004 by and among L. David Tomei, the Xenomics Shareholders, the Original Shareholders and the Investors (Incorporated by reference to exhibit 99.5 to the Company’s Current Report on Form 8-K filed on July 19, 2004)

10.11	Letter Agreement dated September 3, 2004 between Xenomics, Inc. and Dr. Randy White (Incorporated by reference to exhibit 99.1 to the Company’s Current Report on Form 8-K filed on September 9, 2004)+

10.12
Letter of Engagement between Trilogy Capital Partners, Inc. and Xenomics, Inc. dated January 10, 2005 (Incorporated by reference to exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 13, 2005)

10.13
Form of Registration Rights Agreement, dated as of January 28, 2005 by and among the Registrant and the purchasers set forth on the signature page thereto (Incorporated by reference to exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 3, 2005)

10.14	Employment Agreement dated February 14, 2005 between the Company and Bernard Denoyer (Incorporated by reference to exhibit 4.1 to the Company’s Current Report on Form 8-K filed on February 17, 2005)+

Exhibit	Description

10.15
Shareholders Agreement between the Company and the National Institute of Infectious Diseases “Lazzaro Spallanzani” dated April 7, 2004 (Incorporated by reference to exhibit 10.15 to the Company’s Annual Report on Form 10-KSB filed on May 17, 2005)

10.16
Stock Option Grant Agreement for Nonstatutory Stock Options of L. David Tomei dated June 24, 2004 (Incorporated by reference to exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 31, 2005)+

10.17
Stock Option Grant Agreement for Nonstatutory Stock Options of Samuil Umansky dated June 24, 2004 (Incorporated by reference to exhibit 10.2 to the Company’s Current Report on Form 8-K filed on May 31, 2005)+

10.18
Stock Option Grant Agreement for Nonstatutory Stock Options of Hovsep Melknoyan dated June 24, 2004 (Incorporated by reference to exhibit 10.3 to the Company’s Current Report on Form 8-K filed on May 31, 2005)+

10.19
Stock Option Grant Agreement for Nonstatutory Stock Options of L. David Tomei dated May 24, 2005 (Incorporated by reference to exhibit 10.4 to the Company’s Current Report on Form 8-K filed on May 31, 2005)+

10.20
Stock Option Grant Agreement for Nonstatutory Stock Options of Samuil Umansky dated May 24, 2005 (Incorporated by reference to exhibit 10.5 to the Company’s Current Report on Form 8-K filed on May 31, 2005)+

10.21
Stock Option Grant Agreement for Nonstatutory Stock Options of Hovsep Melkonyan dated May 24, 2005 (Incorporated by reference to exhibit 10.6 to the Company’s Current Report on Form 8-K filed on May 31, 2005)+

10.22	Consulting Agreement dated June 24, 2005 between Xenomics, Inc. and Gabriele M. Cerrone*+

10.23
Form of Securities Purchase Agreement dated July 13, 2005 by and among Xenomics, Inc. and the purchasers set forth on the signature page thereto (Incorporated by reference to exhibit 10.1 to the Company’s Current Report on Form 8-K filed on July 19, 2005)

10.24
Form of Registration Rights Agreement dated July 13, 2005 by and among Xenomics, Inc. and the purchasers signatory thereto (Incorporated by reference to exhibit 10.2 to the Company’s Current Report on Form 8-K filed on July 19, 2005)

14	Code of Business Conduct and Ethics (Incorporated by reference to exhibit 10.15 to the Company’s Annual Report on Form 10-KSB filed on May 17, 2005)

16	Letter from Baum & Company, PA Re: Change in Certifying Accountant (Incorporated by reference to exhibit 16.1 to the Company’s Current Report on Form 8-K filed on February 3, 2005)

21.1	Subsidiary of the Registrant*

23.1	Consent of Sichenzia Ross Friedman Ference LLP (included in exhibit 5.1)*

23.2	Consent of Lazar Levine & Felix LLP*

24.1	Power of Attorney (included on page II-7)*

* Filed herewith
+ Denotes a management contract or compensatory plan or arrangement

ITEM 28. UNDERTAKINGS

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form SB-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this 1st day of August, 2005.

XENOMICS, INC.

By:	/s/ V. Randy White

V. Randy White Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints V. Randy White and Bernard Denoyer, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any subsequent registration statements pursuant to Rule 462 of the Securities Act of 1933 and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorney-in-fact or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ L. David Tomei	Co-Chairman of the Board, President, Spaxen Italia, srl	August 1, 2005
L. David Tomei, Ph.D

/s/ Gabriele M. Cerrone	Co-Chairman of the Board	August 1, 2005
Gabriele M. Cerrone

/s/ V. Randy White	Chief Executive Officer and Director	August 1, 2005
V. Randy White, Ph.D

/s/ Bernard Denoyer	Vice President - Controller	August 1, 2005
Bernard Denoyer

/s/ Samuil Umansky	President and Chief Scientific Officer and Director	August 1, 2005
Samuil Umansky, M.D., Ph.D

/s/ Christoph Bruening	Director	August 1, 2005
Christoph Bruening

/s/ Thomas Adams	Director	August 1, 2005
Thomas Adams

/s/ Donald H. Picker	Director	August 1, 2005
Donald H. Picker, Ph.D

INDEX TO EXHIBITS

Exhibit	Description

2.1
Capital Stock Purchase Agreement between Panetta Partners, Ltd. and Jeannine Karklins dated February 24, 2004 (Incorporated by reference to exhibit 10.1 to the Company's Current Report on Form 8-K filed on March 11, 2004)

3.1	Articles of Incorporation of the Company (Incorporated by reference to exhibit 3.1 to the Company's Form SB-2 Registration Statement, as amended, filed on June 25, 2003)

3.2
Articles of Amendment to Articles of Incorporation of Used Kar Parts, Inc. changing its name to Xenomics, Inc., filed on July 14, 2004 with the Florida Secretary of State (Incorporated by reference to exhibit 3(i).1 to the Company’s Current Report on Form 8-K filed on July 19, 2004)

3.3	Amended and Restated By-Laws (Incorporated by reference to exhibit 3(ii).1 to the Company’s Current Report on Form 8-K filed on July 19, 2004)

3.4	Articles of Amendment to Articles of Incorporation of Xenomics, Inc. (Incorporated by reference to exhibit 3.1 to the Company’s Current Report on Form 8-K filed on July 19, 2005)

4.1	Form of Stock Certificate, $.001 par value (Incorporated by reference to exhibit 4 to the Company's Form SB-2 Registration Statement, as amended, filed June 25, 2003)

4.2	Form of Warrant issued to Irv Weiman, Laura Dever and Len Toboroff (Incorporated by reference to exhibit 4.2 to the Company’s Current Report on Form 8-K filed on July 19, 2004)

4.3	Form of Warrant issued to Trilogy Capital Partners, Inc. (Incorporated by reference to exhibit 4.1 to the Company’s Current Report on Form 8-K filed on January 13, 2005)

4.4
Form of Warrant to purchase shares of Common Stock issued in connection with the sale of the Common Stock (Incorporated by reference to exhibit 4.1 to the Company’s Current Report on Form 8-K filed on February 3, 2005)

4.5
Form of Warrant to purchase shares of Common Stock issued in connection with the sale of the Series A Convertible Preferred Stock (Incorporated by reference to exhibit 4.1 to the Company’s Current Report on Form 8-K filed on July 19, 2005)

4.6
Form of Warrant to purchase shares of Common Stock issued to selling agents in connection with the sale of the Series A Convertible Preferred Stock (Incorporated by reference to exhibit 4.1 to the Company’s Current Report on Form 8-K filed on July 19, 2005)

5.1	Opinion of Sichenzia Ross Friedman Ference LLP*

10.1	Xenomics, Inc. 2004 Stock Option Plan (Incorporated by reference to exhibit 4.3 to the Company’s Current Report on Form 8-K filed on July 19, 2004)+

10.2
Securities Exchange Agreement by and among Used Kar Parts, Inc., the individuals named on Schedule 1.1thereto and Xenomics dated as of May 18, 2004 (Incorporated by reference to exhibit 2.1 to the Company’s Current Report on Form 8-K filed on July 19, 2004)

10.3
Closing Agreement entered into effective as of July 2, 2004 by and among Used Kar Parts, Inc., and Xenomics and L. David Tomei, Samuil Umansky, Hovsep S. Melkonyan, Kathryn P. Wilke and Anatoly V. Lichtenstein (Incorporated by reference to exhibit 2.2 to the Company’s Current Report on Form 8-K filed on July 19, 2004)

10.4
Technology Acquisition Agreement dated effective as of June 24, 2004 by and among Used Kar Parts, Inc., and Xenomics and L. David Tomei, Samuil Umansky, Hovsep S. Melkonyan, Kathryn P. Wilke and Anatoly V. Lichtenstein (Incorporated by reference to exhibit 2.3 to the Company’s Current Report on Form 8-K filed on July 19, 2004)

10.5
Shareholder Escrow Agreement effective as of the 24th day of June, 2004, by and among Used Kar Parts, Inc., Sommer & Schneider LLP, and the several former shareholders of Xenomics (Incorporated by reference to exhibit 2.4 to the Company’s Current Report on Form 8-K filed on July 19, 2004)

Exhibit	Description

10.6
Purchaser Escrow Agreement effective as of the 24th day of June, 2004, by and among Used Kar Parts, Inc., Sommer & Schneider LLP and the several former shareholders of Xenomics (Incorporated by reference to exhibit 99.2 to the Company’s Current Report on Form 8-K filed on July 19, 2004)

10.7
Repurchase Agreement dated as of June 24, 2004 by and between Used Kar Parts, Inc. and Panetta Partners Ltd. Xenomics, Inc. 2004 Stock Option Plan (Incorporated by reference to exhibit 2.6 to the Company’s Current Report on Form 8-K filed on July 19, 2004)

10.8
Executive Employment Agreement dated effective as of June 24, 2004 by and among Hovsep Melkonyan, Xenomics and Used Kar Parts, Inc. (Incorporated by reference to exhibit 99.3 to the Company’s Current Report on Form 8-K filed on July 19, 2004)+

10.9
Consulting Agreement effective as of June 24, 2004 by and among L. David Tomei, Xenomics and Used Kar Parts, Inc. (Incorporated by reference to exhibit 99.4 to the Company’s Current Report on Form 8-K filed on July 19, 2004)+

10.10
Voting Agreement effective as of June 24, 2004 by and among L. David Tomei, the Xenomics Shareholders, the Original Shareholders and the Investors (Incorporated by reference to exhibit 99.5 to the Company’s Current Report on Form 8-K filed on July 19, 2004)

10.11	Letter Agreement dated September 3, 2004 between Xenomics, Inc. and Dr. Randy White (Incorporated by reference to exhibit 99.1 to the Company’s Current Report on Form 8-K filed on September 9, 2004)+

10.12
Letter of Engagement between Trilogy Capital Partners, Inc. and Xenomics, Inc. dated January 10, 2005 (Incorporated by reference to exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 13, 2005)

10.13
Form of Registration Rights Agreement, dated as of January 28, 2005 by and among the Registrant and the purchasers set forth on the signature page thereto (Incorporated by reference to exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 3, 2005)

10.14	Employment Agreement dated February 14, 2005 between the Company and Bernard Denoyer (Incorporated by reference to exhibit 4.1 to the Company’s Current Report on Form 8-K filed on February 17, 2005)+

10.15
Shareholders Agreement between the Company and the National Institute of Infectious Diseases “Lazzaro Spallanzani” dated April 7, 2004 (Incorporated by reference to exhibit 10.15 to the Company’s Annual Report on Form 10-KSB filed on May 17, 2005)

10.16
Stock Option Grant Agreement for Nonstatutory Stock Options of L. David Tomei dated June 24, 2004 (Incorporated by reference to exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 31, 2005)+

10.17
Stock Option Grant Agreement for Nonstatutory Stock Options of Samuil Umansky dated June 24, 2004 (Incorporated by reference to exhibit 10.2 to the Company’s Current Report on Form 8-K filed on May 31, 2005)+

10.18
Stock Option Grant Agreement for Nonstatutory Stock Options of Hovsep Melknoyan dated June 24, 2004 (Incorporated by reference to exhibit 10.3 to the Company’s Current Report on Form 8-K filed on May 31, 2005)+

10.19
Stock Option Grant Agreement for Nonstatutory Stock Options of L. David Tomei dated May 24, 2005 (Incorporated by reference to exhibit 10.4 to the Company’s Current Report on Form 8-K filed on May 31, 2005)+

10.20
Stock Option Grant Agreement for Nonstatutory Stock Options of Samuil Umansky dated May 24, 2005 (Incorporated by reference to exhibit 10.5 to the Company’s Current Report on Form 8-K filed on May 31, 2005)+

10.21
Stock Option Grant Agreement for Nonstatutory Stock Options of Hovsep Melkonyan dated May 24, 2005 (Incorporated by reference to exhibit 10.6 to the Company’s Current Report on Form 8-K filed on May 31, 2005)+

10.22	Consulting Agreement dated June 24, 2005 between Xenomics, Inc. and Gabriele M. Cerrone*+

Exhibit	Description

10.23
Form of Securities Purchase Agreement dated July 13, 2005 by and among Xenomics, Inc. and the purchasers set forth on the signature page thereto (Incorporated by reference to exhibit 10.1 to the Company’s Current Report on Form 8-K filed on July 19, 2005)

10.24
Form of Registration Rights Agreement dated July 13, 2005 by and among Xenomics, Inc. and the purchasers signatory thereto (Incorporated by reference to exhibit 10.2 to the Company’s Current Report on Form 8-K filed on July 19, 2005)

14	Code of Business Conduct and Ethics (Incorporated by reference to exhibit 10.15 to the Company’s Annual Report on Form 10-KSB filed on May 17, 2005)

16	Letter from Baum & Company, PA Re: Change in Certifying Accountant (Incorporated by reference to exhibit 16.1 to the Company’s Current Report on Form 8-K filed on February 3, 2005)

21.1	Subsidiary of the Registrant*

23.1	Consent of Sichenzia Ross Friedman Ference LLP (included in exhibit 5.1)*

23.2	Consent of Lazar Levine & Felix LLP*

24.1	Power of Attorney (included on page II-7)*

* Filed herewith
+ Denotes a management contract or compensatory plan or arrangement